UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549


                                   FORM 6-K/A
    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF FEBRUARY, 2006


                         ANGIOTECH PHARMACEUTICALS, INC.
                               (Registrant's name)

                              1618 STATION STREET,
                                 VANCOUVER, B.C.
                                 CANADA V6A 1B6
                                 (604) 221-7676
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F          Form 40-F   X
                                  ----               ----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No    X
                                 ----         ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                  EXHIBIT INDEX


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     Exhibit Number                  Description of Document
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           1             Material Change Report*
--------------------------------------------------------------------------------
           2             Canadian Press Release-Angiotech Pharmaceuticals,  Inc.
                         today  announced  that it has entered into a definitive
                         agreement to acquire  privately  held American  Medical
                         Instruments Holdings,  Inc. (AMI) for approximately CND
                         $900 Million in cash.*
--------------------------------------------------------------------------------
           3             US Press Release-Angiotech Pharmaceuticals,  Inc. today
                         announced   that  it  has  entered  into  a  definitive
                         agreement to acquire  privately  held American  Medical
                         Instruments Holdings,  Inc. (AMI) for approximately US$
                         785 Million in cash.*
--------------------------------------------------------------------------------
           4             Stock Purchase Agreement, dated January 31, 2006, among
                         Angiotech   Pharmaceuticals   (US),  Inc.,   RoundTable
                         Healthcare  Partners,   L.P.,   RoundTable   Healthcare
                         Investors,  L.P.,  Marmon  Medical  Companies  LLC, the
                         other   sellers   party   thereto,   American   Medical
                         Instruments   Holdings,   Inc.,  RoundTable  Healthcare
                         Partners,  L.P.,  as Seller  Representative,  and for a
                         limited purpose only, Angiotech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
-------------------
* Previously filed on February 2, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ANGIOTECH PHARMACEUTICALS, INC.



Date: February 22, 2006            By: /s/ David M. Hall
                                       ------------------------------------
                                       Name:  David M. Hall
                                       Title: Chief Compliance Officer

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                                    EXHIBIT 4


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                            STOCK PURCHASE AGREEMENT


                                      among


                      ANGIOTECH PHARMACEUTICALS (US), INC.,


                      ROUNDTABLE HEALTHCARE PARTNERS, L.P.,


                     ROUNDTABLE HEALTHCARE INVESTORS, L.P.,


                          MARMON MEDICAL COMPANIES LLC,


                         THE OTHER SELLERS PARTY HERETO,


                  AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.,


                      ROUNDTABLE HEALTHCARE PARTNERS, L.P.,
                            as Seller Representative


                                       and


                       for purposes of Section 11.13 only
                         ANGIOTECH PHARMACEUTICALS, INC.






                          Dated as of January 31, 2006

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                                TABLE OF CONTENTS
                                                                            PAGE

                                    ARTICLE I

                                   DEFINITIONS

1.1.       Defined Terms.......................................................2
1.2.       Other Terms.........................................................5

                                   ARTICLE II

                           SALE AND PURCHASE; CLOSING

2.1.       Sale and Purchase...................................................5
2.2.       Per Share Purchase Price............................................6
2.3.       Payment of Purchase Price...........................................7
2.4.       Escrow Amount.......................................................7
2.5.       Closing.............................................................7
2.6.       Sellers' Closing Deliveries.........................................7
2.7.       Buyer's Closing Deliveries..........................................8
2.8.       Post-Closing Purchase Price Adjustment..............................8

                                   ARTICLE III

              REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

3.1.       Organization, Good Standing and Qualification......................11
3.2.       Capitalization.....................................................11
3.3.       Subsidiaries.......................................................12
3.4.       Governmental Consents..............................................12
3.5.       No Violations......................................................12
3.6.       Financial Statements...............................................13
3.7.       Absence of Certain Changes and Events..............................14
3.8.       Litigation.........................................................16
3.9.       Employee Matters...................................................17
3.10.      Compliance with Laws; Company Permits..............................21
3.11.      Material Contracts; No Default.....................................23
3.12.      Real Property......................................................26
3.13.      Personal Property..................................................27
3.14.      Environmental Matters..............................................27
3.15.      Taxes..............................................................28
3.16.      Labor Matters......................................................30
3.17.      Intellectual Property..............................................30
3.18.      Insurance..........................................................33
3.19.      No Undisclosed Liabilities.........................................33


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                                                                            PAGE

3.20.      Inventory..........................................................33
3.21.      Accounts Receivable................................................33
3.22.      Customers..........................................................34
3.23.      Suppliers..........................................................34
3.24.      Books and Records..................................................34
3.25.      Bank Accounts......................................................34
3.26.      Prohibited Payments................................................35
3.27.      Related Person Transactions........................................35
3.28.      Brokers and Finders................................................35

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

4.1.       Organization and Good Standing.....................................36
4.2.       Authority..........................................................36
4.3.       Consents and Approvals; No Violations..............................36
4.4.       Ownership of Shares................................................37
4.5.       No Litigation......................................................37
4.6.       Brokers and Finders................................................37
4.7.       Foreign Person.....................................................37

                                    ARTICLE V

            REPRESENTATIONS AND WARRANTIES REGARDING BUYER AND PARENT

5.1.       Organization and Good Standing.....................................37
5.2.       Authority..........................................................38
5.3.       Consents and Approvals; No Violations..............................38
5.4.       No Litigation......................................................38
5.5.       Securities Act.....................................................39
5.6.       Restricted Securities..............................................39
5.7.       Brokers and Finders................................................39
5.8.       Financing..........................................................39

                                   ARTICLE VI

                                    COVENANTS

6.1.       Interim Operations.................................................39
6.2.       Acquisition Proposals..............................................40
6.3.       Reasonable Best Efforts............................................41
6.4.       Further Assurances.................................................41
6.5.       Governmental and Third Party Consents..............................41
6.6.       Access.............................................................42


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                                                                            PAGE

6.7.       Publicity..........................................................42
6.8.       Employee Benefits..................................................42
6.9.       Financial Statements...............................................43
6.10.      Expenses...........................................................44
6.11.      Liabilities Among Related Persons..................................44
6.12.      Buyer's Actions with Respect to Financing..........................44
6.13.      Sellers' Cooperation with Financing; Repayment of Indebtedness.....44
6.14.      Interim Options....................................................45
6.15.      Disclosure Schedule................................................46
6.16.      Joinders...........................................................46

                                   ARTICLE VII

                                   CONDITIONS

7.1.       Conditions to Obligations of Each Party............................47
7.2.       Conditions to Obligations of Buyer.................................47
7.3.       Conditions to Obligation of Sellers................................49

                                  ARTICLE VIII

                                   TERMINATION

8.1.       Termination by Mutual Consent......................................50
8.2.       Termination by Either Buyer or the Seller Representative...........50
8.3.       Termination by the Seller Representative...........................50
8.4.       Termination by Buyer...............................................51
8.5.       Effect of Termination..............................................51

                                   ARTICLE IX

                                    INDEMNITY

9.1.       Survival...........................................................51
9.2.       Indemnification and Reimbursement by Sellers and Optionholders.....52
9.3.       Indemnification and Reimbursement by Buyer.........................53
9.4.       Limitation on Amount...............................................53
9.5.       Notice and Payment of Claims.......................................54
9.6.       Procedure for Indemnification for Third Party Claims...............55
9.7.       Insurance..........................................................56
9.8.       Remedies...........................................................56


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                                                                            PAGE

                                    ARTICLE X

                                   TAX MATTERS

10.1.      Section 280G Payments..............................................57
10.2.      Liability for Taxes and Related Matters............................57
10.3.      Transfer Taxes.....................................................60
10.4.      Assistance and Cooperation.........................................60
10.5.      Miscellaneous Transitional Issues..................................60
10.6.      Section 1445.......................................................61
10.7.      Survival of Obligations............................................61

                                   ARTICLE XI

                                  MISCELLANEOUS

11.1.      Assignments; Successors; No Third Party Rights.....................62
11.2.      Entire Agreement...................................................62
11.3.      Amendment or Modification..........................................62
11.4.      Notices............................................................62
11.5.      GOVERNING LAW......................................................64
11.6.      CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL......................64
11.7.      Severability.......................................................65
11.8.      Waiver of Conditions...............................................65
11.9.      Actions of the Company and the Subsidiaries........................66
11.10.     Descriptive Headings...............................................66
11.11.     Counterparts.......................................................66
11.12.     Time of Essence....................................................66
11.13.     Guarantees.........................................................66

                                   ARTICLE XII

                              SELLER REPRESENTATIVE

12.1.      Appointment; Powers................................................67
12.2.      Share Certificates.................................................69
12.3.      Representations and Warranties of the Seller Representative........70
12.4.      Successor Seller Representative....................................71

Annex A    Schedule of Proportionate Share and Adjusted
             Proportionate Share.............................................A-1
Annex B    Calculation of Per Share Purchase Price...........................B-1
Annex C    Schedule of Target Working Capital................................C-1

Exhibit A  Form of Escrow Agreement
Exhibit B  Form of FIRPTA Certificate



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                            STOCK PURCHASE AGREEMENT

           STOCK PURCHASE AGREEMENT (hereinafter called this "Agreement"), dated as of January 31, 2006, among ANGIOTECH PHARMACEUTICALS (US), INC., a Washington corporation ("Buyer"); ROUNDTABLE HEALTHCARE PARTNERS, L.P., a Delaware limited partnership, and ROUNDTABLE HEALTHCARE INVESTORS, L.P., a Delaware limited partnership (together, "RoundTable" and, each, a "Principal Seller"); MARMON MEDICAL COMPANIES LLC, a Delaware limited liability company ("Marmon" and a "Principal Seller"); the other parties listed as a Seller on Annex A (together with the Principal Sellers, each a "Seller" and collectively "Sellers"); AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC., a Delaware corporation (the "Company"); ROUNDTABLE HEALTHCARE PARTNERS, L.P., in its capacity as the representative of Sellers (the "Seller Representative"); and, for purposes of
Section 11.13 only, ANGIOTECH PHARMACEUTICALS, INC., a corporation incorporated under the laws of British Columbia, Canada ("Parent").


                                    RECITALS

           WHEREAS, Sellers own all of the issued and outstanding shares of capital stock of the Company;

           WHEREAS, each Seller desires to sell to Buyer, and Buyer desires to purchase from such Seller, all of the shares of capital stock of the Company held by such Seller on the Closing Date upon the terms and subject to the conditions set forth herein;

           WHEREAS, each Seller listed on Annex A who has not delivered a signature page hereto as of the date of this Agreement ("Additional Seller") shall have executed and delivered a joinder to this Agreement pursuant to which such Additional Seller agrees to be bound by the provisions of this Agreement in all respects as if such Additional Seller had executed and delivered this Agreement as of the date hereof ("Joinder");

           WHEREAS, each holder of options (other than any Interim Options) to purchase shares of capital stock of the Company, on or prior to Closing, will have executed and delivered a consent letter pursuant to which such holder agrees to be bound by the provisions of this Agreement and makes representations and warranties substantially similar to those contained in Article IV (each, an "Optionholder Consent"); and

           WHEREAS, each holder of warrants to purchase shares of capital stock of the Company, on or prior to Closing, will have executed and delivered a consent letter pursuant to which such holder agrees to be bound by the provisions of this Agreement


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and makes representations and warranties substantially similar to those contained in Article IV (each, a "Warrantholder Consent").

           NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:


                                   ARTICLE I

                                   DEFINITIONS

           1.1. Defined Terms. Capitalized terms used in this Agreement are defined in the sections specified below:

Terms                                                                    Section
-----                                                                    -------

Accrued Bonuses..........................................................Annex B
Acquisition Proposal......................................................6.2(a)
Actions...................................................................3.8(a)
Additional Seller.......................................................Recitals
Adjusted Proportionate Share..............................................2.1(b)
Agreement...............................................................Preamble
Antitrust Filing.............................................................3.4
Balance Sheet.............................................................3.6(a)
Bankruptcy Exception.....................................................3.11(b)
Base Price...............................................................Annex B
Benefit Plans.............................................................3.9(a)
Buyer...................................................................Preamble
Buyer Indemnified Persons....................................................9.2
Buyer Prepared Returns...................................................10.2(f)
Cash.....................................................................Annex B
Cashed-Out Option.........................................................2.1(b)
Cashed-Out Warrant........................................................2.1(c)
CDAPCA...................................................................3.10(b)
Closing......................................................................2.5
Closing Date.................................................................2.5
Closing Statement.........................................................2.8(a)
Closing Working Capital...................................................2.8(a)
Code......................................................................3.9(b)
Common Stock.................................................................3.2
Company.................................................................Preamble
Company Permits..........................................................3.10(b)
Company Welfare Plans.....................................................6.8(c)


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                                                                            PAGE

Confidentiality Agreement....................................................8.5
Contract..................................................................3.5(b)
Conversion Ratio............................................................6.14
CSA......................................................................3.10(b)
Damages......................................................................9.2
DEA......................................................................3.10(b)
Disclosure Schedule..................................................ARTICLE III
Employees.................................................................3.9(a)
Environmental Law...........................................................3.14
ERISA Affiliate...........................................................3.9(c)
ERISA Plan................................................................3.9(b)
ERISA.....................................................................3.9(a)
Escrow Agent.................................................................2.4
Escrow Agreement.............................................................2.4
Escrow Amount................................................................2.4
Exercise Proceeds........................................................Annex B
FDA......................................................................3.10(b)
FDCA.....................................................................3.10(b)
finally determined........................................................9.5(b)
Financial Statements......................................................3.6(a)
Financing Commitment.........................................................5.8
FIRPTA Certificate..........................................................10.6
Fully Diluted Shares.....................................................Annex B
GAAP......................................................................3.6(b)
Governmental Authorization................................................3.5(c)
Governmental Consents.....................................................7.2(d)
Governmental Entity..........................................................3.4
Hazardous Substance.........................................................3.14
HSR Act......................................................................3.4
Indebtedness.............................................................Annex B
Indemnified Party.........................................................9.5(a)
Independent Accountant....................................................2.8(d)
Injunction................................................................7.1(b)
Intellectual Property.................................................3.17(e)(i)
Intellectual Property Contracts.......................................11(a)(xix)
Interim Balance Sheet.....................................................3.6(a)
Interim Option..............................................................6.14
IRS.......................................................................3.9(b)
IT Assets............................................................3.17(e)(ii)
Joinder.................................................................Recitals
Knowledge of the Company..................................................3.8(a)
Laws........................................................................3.10
Leased Real Property.....................................................3.12(a)
Liability...................................................................3.19


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                                                                            PAGE


Licensed Intellectual Property......................................3.17(e)(iii)
Lien.........................................................................3.2
Marmon..................................................................Preamble
Material Adverse Effect...................................................7.2(c)
Material Contract........................................................3.11(a)
Minimum Cash.............................................................Annex B
Multiemployer Plan........................................................3.9(b)
Negotiation Period........................................................2.8(c)
Non-U.S. Benefit Plan.....................................................3.9(i)
NuVasive..................................................................2.8(a)
Optionholder..............................................................2.1(b)
Optionholder Consent....................................................Recitals
Order.....................................................................3.8(b)
Ordinary Course of Business..................................................3.7
Owned Real Property......................................................3.12(a)
Parent..................................................................Preamble
Parent Common Stock.........................................................6.14
PBGC......................................................................3.9(c)
Pension Plan..............................................................3.9(b)
Per Share Purchase Price.....................................................2.2
Person.......................................................................3.1
Preferred Stock..............................................................3.2
Permitted Liens..........................................................3.12(b)
Point Technologies........................................................3.6(a)
Principal Seller........................................................Preamble
Proportionate Share......................................................10.2(a)
Purchase Price...............................................................2.2
Registered...........................................................3.17(e)(iv)
Related Person..............................................................3.27
Representative Indemnifying Party.........................................9.5(a)
Representatives...........................................................6.2(a)
Review Period.............................................................2.8(b)
RoundTable..............................................................Preamble
Scheduled Intellectual Property..........................................3.17(a)
Securities Act...............................................................5.5
Seller(s)...............................................................Preamble
Seller Expenses..........................................................Annex B
Seller Indemnified Persons...................................................9.3
Seller Prepared Returns..................................................10.2(f)
Seller Representative...................................................Preamble
Seller Representative Fees.........................................12.1(a)(xiii)
Selling Party............................................................12.1(a)
Selling Parties..........................................................12.1(a)
Selling Party Escrow Agreement...........................................12.1(a)


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                                                                            PAGE

Shares....................................................................2.1(a)
Statement of Objections...................................................2.8(c)
Stock Option Plan.........................................................2.1(b)
Subsidiary...................................................................3.1
Target Working Capital.................................................2.8(e)(i)
Tax Returns...........................................................3.15(e)(i)
Taxes................................................................3.15(e)(ii)
Taxes Act.................................................................3.9(j)
Termination Date..........................................................8.2(a)
Third Party Claim.........................................................9.6(a)
Trade Secrets.........................................................3.17(e)(i)
Transfer Taxes..............................................................10.3
U.K. Benefit Plan.........................................................3.9(j)
WARN Act..................................................................3.7(m)
Warrantholder.............................................................2.1(c)
Warrantholder Consent...................................................Recitals
Working Capital...........................................................2.8(a)

           1.2. Other Terms. All references to singular or plural nouns shall include the other as the context may require. Unless otherwise expressly stated, the words "herein," "hereof," and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section, subsection or other subdivision. The words "include" and "including" shall not be construed as terms of limitation. The word "or" shall mean "and/or" unless the context requires otherwise. "$" shall refer to U.S. dollars.

                                   ARTICLE II

                           SALE AND PURCHASE; CLOSING

           2.1. Sale and Purchase. Upon the terms and subject to the conditions set forth in this Agreement and on the basis of the representations, warranties, covenants, agreements, undertakings and obligations contained herein, at the
Closing:

           (a) Each Seller, severally and not jointly, shall sell to Buyer, and Buyer hereby shall purchase from such Seller, each share of Common Stock held by such Seller, free and clear of any and all Liens, in exchange for the Per Share Purchase Price. Shares of Common Stock held by all Sellers are collectively referred to as the "Shares".

           (b) Pursuant to an Optionholder Consent executed by each holder (an "Optionholder") of an outstanding vested option (other than, for the avoidance of doubt, any Interim Option) to purchase shares of Common Stock (including an option the vesting of which is caused by the transactions contemplated by this Agreement) under the


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Company's 2003 Stock Option Plan (the "Stock Option Plan"), listed on Section
2.1(b) of the Disclosure Schedule, each such Optionholder shall surrender such option (hereinafter referred to as a "Cashed-Out Option") to the Company for cancellation and, in consideration therefor, Buyer shall pay to the Seller Representative for further distribution to such Optionholder an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to the Cashed-Out Option immediately prior to the Closing and (ii) the excess, if any, of the Per Share Purchase Price over the exercise price per share under such Cashed-Out Option, less such option's Adjusted Proportionate Share of the Escrow Amount and less applicable Taxes required to be withheld with respect to such payment. To the extent the exercise price per share under a Cashed-Out Option equals or exceeds the Per Share Purchase Price, each such Cashed-Out Option shall be cancelled for no consideration. "Adjusted Proportionate Share" means the applicable percentages set forth in Annex A, as shall be updated pursuant to Section 2.2.

           (c) Pursuant to a Warrantholder Consent executed by each holder (a "Warrantholder") of an outstanding warrant to purchase shares of Common Stock, listed in Section 2.9(a) of the Disclosure Schedule, each such Warrantholder shall surrender such warrant (hereinafter referred to as a "Cashed-Out Warrant") to the Company for cancellation, and, in consideration therefor, Buyer shall pay to the Seller Representative for further distribution to such Warrantholder an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Warrant immediately prior to the Closing and (ii) the excess, if any, of the Per Share Purchase Price over the exercise price per share under such Warrant, less applicable Taxes required to be withheld with respect to such payment, if any.

           (d) At or prior to the Closing, the Company, the board of directors of the Company and/or a committee thereof, as applicable, shall adopt all resolutions and take all actions which are necessary to effectuate the cancellation at the Closing of the Cashed-Out Options and the Cashed-Out Warrants. The Company shall take all actions necessary to ensure that, from and after the Closing, none of Buyer, Parent or the Company will be required to deliver shares of Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Cashed-Out Options or Cashed-Out Warrants.

           2.2. Per Share Purchase Price. The purchase price per Share (the "Per Share Purchase Price") shall be calculated as set forth in Annex B. The aggregate amount payable to Sellers in consideration for the Shares, to the Optionholders in consideration for the Cashed-Out Options and to the Warrantholders in consideration for the Cashed-Out Warrants is hereinafter referred to as the "Purchase Price". On the date three business days prior to the Closing Date, the Seller Representative shall prepare and deliver or cause the Company to prepare and deliver to Buyer (a) a statement setting forth in reasonable detail the amount of Accrued Bonuses as of December 31, 2005, the amount of Exercise Proceeds and the number of Fully Diluted Shares and the Company's good faith estimate of the amounts of Cash as of March 31, 2006, Indebtedness as of


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March 31, 2006 and Seller Expenses and (b) an updated schedule of Proportionate
Share and Adjusted Proportionate Share to replace Annex A using the amounts in
(a). Buyer shall use the amounts described in clause (a) above to calculate the Per Share Purchase Price in accordance with Annex B. The Per Share Purchase Price and the Purchase Price are subject to adjustment as provided in Section 2.8.

           2.3. Payment of Purchase Price. Buyer agrees to pay to the Seller Representative for further distribution to Sellers, Optionholders and Warrantholders at the Closing, by wire transfer of immediately available funds in U.S. dollars to the account or accounts to be designated by the Seller Representative at least five business days prior to Closing, an amount equal to the Purchase Price, less the Escrow Amount and less any Taxes required to be withheld (which will be considered to have been paid for all purposes).

           2.4. Escrow Amount. At the Closing, Buyer shall deposit in cash with LaSalle Bank, National Association (the "Escrow Agent"), [**] for purposes of securing Sellers' and Optionholders' indemnification obligations under this Agreement (the "Escrow Amount"). The Escrow Amount will be held by the Escrow Agent in accordance with the Escrow Agreement to be executed and delivered by the Seller Representative, Buyer and the Escrow Agent at the Closing substantially in the form set forth in Exhibit A (the "Escrow Agreement").

           2.5. Closing. The closing of the purchase and sale of the Shares contemplated by this Agreement (the "Closing") shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California 90067, at 8:00 a.m., local time, on the later of (i) April 3, 2006 and (ii) the day that is two business days after the day on which the last of the conditions set forth in Article VII is fulfilled or waived (other than those which by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other time and place as Buyer and the Seller Representative shall agree, subject to the termination provisions of Article VIII. The date and time at which the Closing actually occurs is referred to as the "Closing Date".

           2.6. Sellers' Closing Deliveries. Subject to the conditions set forth in this Agreement, at the Closing:

           (a) each Seller shall deliver or cause to be delivered to Buyer a stock certificate or stock certificates representing all Shares held by such Seller, accompanied by a stock power or stock powers duly endorsed in blank for transfer, with any requisite stock transfer tax stamps properly affixed thereto, free and clear of all Liens;

           (b) the Seller Representative shall deliver the Optionholder Consents duly executed by each of the Optionholders and the Warrantholder Consents duly executed by each of the Warrantholders;


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           (c) the Seller Representative shall execute and deliver the Escrow
Agreement to Buyer and the Escrow Agent;

           (d) the Seller Representative shall deliver to Buyer the certificate contemplated by Section 7.2(o);

           (e) the Seller Representative shall deliver to Buyer and properly file with the IRS the FIRPTA Certificate on behalf of the Company; and

           (f) the Seller Representative shall deliver such other documents as Buyer may reasonably request to verify the satisfaction of the conditions set forth in Section 7.2.

           2.7. Buyer's Closing Deliveries. Subject to the conditions set forth in this Agreement, at the Closing:

           (a) Buyer shall make the payment required by Section 2.3;

           (b) Buyer shall deposit the Escrow Amount with the Escrow Agent in accordance with Section 2.4;

           (c) Buyer shall execute and deliver the Escrow Agreement to the Seller Representative and the Escrow Agent;

           (d) Buyer shall deliver to the Seller Representative the certificate contemplated by Section 7.3(d); and

           (e) Buyer shall deliver such other documents as the Seller Representative may reasonably request to verify the satisfaction of the conditions set forth in Section 7.3.

           2.8. Post-Closing Purchase Price Adjustment.

           (a) Preparation of Closing Statement. As soon as practicable, but in no event later than 45 days after the Closing Date, Buyer shall cause the Company to prepare and deliver to the Seller Representative a written statement (the "Closing Statement") setting forth in reasonable detail the amount of Working Capital of the Company and its Subsidiaries (other than Point Technologies and its Subsidiary) on a consolidated basis immediately prior to the Closing (the "Closing Working Capital"). "Working Capital" means the sum of net accounts receivable and net inventory, less accounts payable; provided, however, that Working Capital shall not include (i) any account receivable with respect to payments from NuVasive, Inc. ("NuVasive") or (ii) any net accounts receivable, net inventory or accounts payable transferred or sold by Point Technologies to the Company or any of its other Subsidiaries other than in the Ordinary Course of Business. The Closing Working Capital shall be prepared using the methodology consistent with which the Target Working Capital was prepared as set forth


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on Annex C and, to the extent not inconsistent with such methodology, in accordance with GAAP.

           (b) Examination by Seller Representative. Upon receipt of the Closing Statement, the Seller Representative and its Representatives shall be permitted during the succeeding 30-day period (the "Review Period") reasonable access at all reasonable times and upon reasonable notice to the books, records and personnel of the Company and its Subsidiaries, and the work papers of the auditor of the Company and its Subsidiaries (subject to any access letter or other agreement required by such auditor), as the Seller Representative may reasonably request for the purpose of reviewing the Closing Statement.

           (c) Objection by Seller Representative. On or prior to the last day of the Review Period, the Seller Representative may object to the Closing Statement by delivering to Buyer a written statement setting forth a reasonably specific description of the Seller Representative's objections to the Closing Statement (the "Statement of Objections"). If the Seller Representative fails to deliver the Statement of Objections within the Review Period, the Closing Statement shall be deemed to have been accepted by the Seller Representative on behalf of Sellers, the Optionholders and the Warrantholders and shall be final and binding on all parties to this Agreement, and the amount of Closing Working Capital reflected in the Closing Statement shall be used in computing the adjustment to the Per Share Purchase Price and Purchase Price pursuant to Sections 2.8(e). In addition, any items not disputed in the Statement of Objections shall be deemed to have been accepted by the Seller Representative on behalf of Sellers, the Optionholders and the Warrantholders and shall be final and binding on all parties to this Agreement. The Seller Representative shall only be entitled to object on the basis that the Closing Statement was not prepared in accordance with this Section 2.8 or in the event of mathematical error. If the Seller Representative delivers the Statement of Objections within the Review Period, the Seller Representative and Buyer shall negotiate in good faith to resolve such objections during the 30-day period from the delivery of the Statement of Objections (the "Negotiation Period"). If any such obligations are resolved within the Negotiation Period, the Closing Statement and the amount of Closing Working Capital, with such changes as may have been previously agreed in writing by the Seller Representative and Buyer, shall be final and binding on all parties to this Agreement.

           (d) Resolution of Disputes. If the Seller Representative and Buyer shall fail to reach an agreement with respect to all of the disputes set forth in the Statement of Objections within the Negotiation Period, then either the Seller Representative or Buyer may submit any remaining disputes for resolution to Deloitte & Touche LLP or such other independent accountant mutually agreed on by the Seller Representative and Buyer (the "Independent Accountant") who shall, acting as experts and not as arbitrators, resolve such disputes. The parties agree that all known adjustments shall be made without regard to materiality. The fees of the Independent Accountant shall be divided equally between Sellers, on the one hand, and Buyer, on the other hand. The Seller Representative shall make available and Buyer shall, and shall


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cause the Company and its Subsidiaries to, make available to the Independent
Accountant all books and records in its possession and personnel relevant to its review of such disputes, including the work papers of the auditor of the Company and its Subsidiaries (subject to any access letter or other agreement required by such auditor). The Independent Accountant shall make a determination as soon as practicable but in any event within 30 days (or such other time as the parties shall agree in writing) after its engagement, and its resolution of the disputes, and the resulting adjustments to the Closing Statement and the amount of Closing Working Capital reflected therein, shall be final and binding on the parties. In resolving the disputes, the Independent Accountant shall apply the methodology for the preparation of the Target Working Capital as set forth in Annex C and, to the extent not inconsistent with such methodology, GAAP.

           (e) Adjustment of Purchase Price. Within five business days after the Closing Statement has become final and binding in accordance with the preceding paragraphs of this Section 2.8, the Per Share Purchase Price and Purchase Price shall be adjusted, if necessary, as follows:


          (i) To the extent that the Closing Working Capital exceeds $46 million (the "Target Working Capital"), the Base Price shall be increased by the amount of such excess, and the Per Share Purchase Price and Purchase Price shall be increased accordingly based on such increased Base Price. Buyer shall pay the amount of such excess, less any Taxes required to be withheld, to the Seller Representative, for further distribution to Sellers, Optionholders and Warrantholders, by wire transfer of immediately available funds in U.S. dollars to the account or accounts to be designated by the Seller Representative.

          (ii) To the extent that the Target Working Capital exceeds the Closing Working Capital, the Base Price shall be reduced by the amount of such excess, and the Per Share Purchase Price and Purchase Price shall be reduced accordingly based on such reduced Base Price. The Seller Representative shall pay the amount of such excess to Buyer by wire transfer of immediately available funds in U.S. dollars to the account or accounts to be designated by Buyer.


                                   ARTICLE III

              REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

           Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Buyer by the Company not less than 24 hours prior to entering into this Agreement (the "Disclosure Schedule"), the Company hereby represents and warrants to Buyer that:


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           3.1. Organization, Good Standing and Qualification. Each of the
Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction material to its business where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Buyer complete and correct copies of the Company's and its Subsidiaries' certificates of incorporation and by-laws or comparable governing documents, each as amended to date, and each as so delivered is in full force and effect. Section 3.1 of the Disclosure Schedule contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business. As used in this Agreement, the term "Subsidiary" means, with respect to any Person, any other Person of which (i) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or (ii) such Person or its Subsidiary is a general partner; and the term "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

           3.2. Capitalization. The authorized capital stock of the Company consists of 25,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 3,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of the date hereof, 10,073.75 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. All of the outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights. The Company has no shares of capital stock reserved for issuance except as set forth in Section 3.2 of the Disclosure Schedule. Section 3.2 of the Disclosure Schedule contains a correct and complete list of options and warrants, including the holder, date of grant, term, number of shares subject thereto and, where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the transactions contemplated herein or by termination of employment or change of position following consummation of the transactions contemplated hereby. Each of the outstanding shares of capital stock or other equity securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, was not issued in violation of any preemptive rights and is owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, option or other encumbrance (each, a "Lien"). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or


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rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock or other equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

           3.3. Subsidiaries. Section 3.3 of the Disclosure Schedule sets forth
(a) each of the Company's Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary which is not wholly owned, directly or indirectly, by the Company and (b) the Company's or its Subsidiaries' capital stock, equity interest or other direct or indirect ownership interest in any other Person.

           3.4. Governmental Consents. Except for the notification and report form required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (such filing, the "Antitrust Filing"), and the expiration or early termination of any applicable waiting periods in connection with the foregoing, no notices, reports or other filings are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, declarations, permits, expiration of any applicable waiting periods or authorizations required to be obtained by the Company or its Subsidiaries from, any foreign, federal, state, local, municipal, county or other governmental, quasi-governmental, administrative or regulatory authority, body, agency, court, tribunal, commission or other similar entity (including any branch, department or official thereof) ("Governmental Entity"), in connection with the execution or delivery of this Agreement by Sellers, the performance by Sellers of their obligations hereunder or the consummation by Sellers of the transactions contemplated herein.

           3.5. No Violations. Assuming the making of the Antitrust Filing and the expiration or early termination of any applicable waiting periods in connection therewith, the execution and delivery of this Agreement by Sellers does not, and the performance and consummation by Sellers of any of the transactions contemplated herein will not (with or without the giving of notice or the lapse of time or both):

           (a) contravene, conflict with, or constitute or result in a breach or violation of, or a default under any provision of the certificate of incorporation or by-laws (or equivalent documents) of the Company or any of its Subsidiaries;

           (b) contravene, conflict with, or constitute or result in a breach or violation of, or a default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien, on any properties or assets owned or used by the Company or any of its Subsidiaries pursuant to, or require the Company or any of its


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Subsidiaries to obtain the consent, waiver, authorization or approval of, or give notice to, any Person under, any provision of any agreement, license, lease, contract, loan, note, mortgage, indenture or other commitment or obligation (whether written or oral and express or implied) (a "Contract") to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound; or

           (c) contravene, conflict with, or constitute or result in a breach or violation of, or a default under, any Law, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any approval, franchise, certificates of authority, Order, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law ("Governmental Authorization") that is held by the Company or any of its Subsidiaries or that otherwise relates to their business, or any of the assets owned or used by the Company or any of its Subsidiaries, in each case in a manner materially adverse to the Company and its Subsidiaries.

           3.6. Financial Statements.

           (a) The Company has provided to Buyer complete and correct copies of the following financial statements (collectively, the "Financial Statements"):
(i) audited consolidated balance sheet of the Company and its Subsidiaries (other than Point Technologies, Inc., a Colorado corporation ("Point Technologies"), and its Subsidiary) as of December 31 in each of the years 2003 and 2004, and the related audited consolidated statements of income, changes in stockholders' equity and cash flow for each of the fiscal year then ended (except that the 2003 financial statements only cover the period from May 1, 2003 (inception) to December 31, 2003), together with the report thereon of the Company's independent certified public accountants, (ii) an unaudited consolidated balance sheet of the Company and its Subsidiaries (other than Point Technologies and its Subsidiary) as of December 31, 2005 and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flow for the fiscal year then ended, (iii) audited consolidated balance sheet of Point Technologies and its Subsidiary as of June 30 in each of the years 2003, 2004 and 2005, and the related audited consolidated statements of income, changes in stockholders' equity and cash flow for each of the fiscal years then ended, together with the report thereon of Point Technologies' independent certified public accountants, and (iv) an unaudited consolidated balance sheet of Point Technologies and its Subsidiary as of October 31, 2005 and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flow for the 4-months then ended. As used in this Agreement, the "Balance Sheet" means the audited consolidated balance sheet of the Company and its Subsidiaries (other than Point Technologies and its Subsidiary) as of December 31, 2004 and the audited consolidated balance sheet of Point Technologies and its Subsidiary as of June 30, 2005, and the "Interim Balance Sheet" means the unaudited consolidated balance sheet of the Company and its Subsidiaries (other than Point Technologies and its Subsidiary) as of December 31, 2005 and the unaudited


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consolidated balance sheet of Point Technologies and its Subsidiary as of
October 31, 2005.

           (b) The Financial Statements and the related notes fairly present in all material respects the financial condition and the results of operations, changes in stockholders' equity and cash flow of the Company and its Subsidiaries on a consolidated basis as of the respective dates and for the respective periods referred to in such Financial Statements, all in accordance with generally accepted accounting principles in the United States ("GAAP"), except that the Financial Statements referred to in Section 3.6(a)(ii) and (iv) do not contain notes and are subject to year-end audit adjustments that (i) shall not, individually or in the aggregate, be material and (ii) shall not, in the aggregate, result in a decrease to the consolidated revenue or consolidated earnings before interest, taxes, depreciation and amortization of the Company and its Subsidiaries (including Point Technology and its Subsidiary) of more than $250,000. The Financial Statements reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than the Company and each of its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

           (c) The Financial Statements were compiled from and in accordance with the books and records of the Company and each of its Subsidiaries. Except as disclosed in the notes to the Balance Sheet, all of the assets and liabilities reflected on the Balance Sheet and the Interim Balance Sheet were related to the business of the Company and its Subsidiaries, assets owned or leased by the Company or its Subsidiaries and arose out of or were incurred in the conduct of the business of the Company and its Subsidiaries.

           3.7. Absence of Certain Changes and Events. Since June 30, 2005, the Company and each of its Subsidiaries have conducted their business only in, and have not engaged in any transaction other than according to, the ordinary and usual course of such business in a manner consistent with their past practice, provided, however, that the incurrence of any Liability for criminal sanctions, civil penalties or forfeitures of property shall not be considered as the ordinary and usual course of such business ("Ordinary Course of Business"), and there has not been any:

           (a) Material Adverse Effect;

           (b) (i) change in the authorized or issued capital stock of the Company or any of its Subsidiaries; (ii) grant of any stock option, warrant, or other right to purchase shares of capital stock of the Company or any of its Subsidiaries; (iii) issuance of any security convertible into or exchangeable or exercisable for the capital stock of the Company or any of its Subsidiaries;
(iv) grant of any registration rights in respect of the capital stock of the Company or any of its Subsidiaries; (v) reclassification, combination, split, subdivision, purchase, redemption, retirement, issuance, sale or any other acquisition or disposition, directly or indirectly, by the Company or any of its


                                      -14-

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Subsidiaries of any shares of the capital stock of the Company or any of its
Subsidiaries; (vi) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries; (vii) declaration, setting aside or payment of any dividend (whether in cash, securities or other property) or other distribution or payment in respect of the shares of the capital stock of the Company or any of its Subsidiaries, except in respect of satisfaction of intercompany payables and receivables; or (viii) sale or pledge of any stock or other equity interests owned by the Company in its Subsidiaries;

           (c) amendment or other change in the Company's or any of its Subsidiaries' certificate of incorporation or by-laws or comparable governing documents;

           (d) (i) increase by the Company or any of its Subsidiaries in any bonus, salary, severance, termination or other compensation to any director, officer or Employee outside the Ordinary Course of Business; (ii) entry into any employment, termination, severance or similar Contract with any director, officer or Employee; (iii) adoption or amendment of, or increase in the payments to or benefits under, any Benefit Plan; (iv) establishment or adoption of, or amendment to, any collective bargaining agreement; or (v) other than in the Ordinary Course of Business, hiring or terminating the employment of (A) any employee of the Company or any of its Subsidiaries who is a vice president or above or (B) a group of five or more employees of the Company or any of its Subsidiaries in one transaction or a series of related transactions;

           (e) (i) complete or substantial damage to or destruction or loss of any material asset or property of the Company or any of its Subsidiaries, whether or not covered by insurance; (ii) other than in the Ordinary Course of Business, sale, lease, license, or other disposition of any material asset of the Company or any of its Subsidiaries;

           (f) (i) acquisition (including by merger, consolidation or acquisition of stock or assets) by the Company or any of its Subsidiaries of any Person or any division thereof or material portion of the assets thereof; (ii) investment or contribution of capital to any Person other than any Subsidiary of the Company; or (iii) liquidation, dissolution or winding up of the Company or any of its Subsidiaries;

           (g) payment of, or accrual or commitment for, capital expenditures in excess of $100,000 individually or $250,000 in the aggregate;

           (h) (i) incurrence of any Liability, except for normal trade or business obligations or Liabilities incurred in the Ordinary Course of Business and intercompany payables; (ii) incurrence of any indebtedness for borrowed money (other than intercompany payables), guarantee of the obligations of any Person, or making of any loans or advances (other than intercompany receivables), in each case except in the Ordinary Course of Business; (iii) payment, discharge or satisfaction of, except in the Ordinary Course of Business, Liabilities reflected or reserved against in the Financial


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Statements or subsequently incurred in the Ordinary Course of Business; or (iv)
any creation or assumption by the Company or any of its Subsidiaries of any Lien on any material asset other than in the Ordinary Course of Business;

           (i) (a) cancellation or waiver of any claims or rights with a value to the Company or any of its Subsidiaries in excess of $100,000; (b) settlement or compromise of any Action in excess of $100,000 individually; or (c) modification, amendment or termination of any Material Contract or waiver, release or assignment of any rights or claims thereunder other than in the Ordinary Course of Business;

           (j) material change in the accounting practices, methods or principles used by the Company or any of its Subsidiaries, except as are required by GAAP;

           (k) revaluation of any assets of the Company or any of its Subsidiaries, including the write-down of inventory or accounts or notes receivable, other than in the Ordinary Course of Business or as are required by GAAP;

           (l) material Tax election or settlement or compromise of any liability for Taxes, change in any annual Tax accounting period, change in any Tax accounting method, filing of any amended Tax Return, entrance into any closing agreement related to any Tax, surrender of any right to claim a Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

           (m) effectuation of (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act of 1988 ("WARN Act")) affecting any Employee or any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (ii) a "mass layoff" (as defined in the WARN Act) affecting any Employee or any site of employment or one or more facilities or operating units within any site of employment or facilities of the Company or any of its Subsidiaries; or

           (n) agreement (whether written or oral and express or implied) by the Company or any of its Subsidiaries to do any of the foregoing.

           3.8. Litigation.

           (a) There are no civil, criminal, administrative, investigative or informal actions, audits, demands, suits, claims, arbitrations, hearings, litigations, disputes, investigations or other proceedings of any kind or nature ("Actions") pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their respective material assets, at law, in equity or otherwise, in, before, by, or otherwise involving, any Governmental Entity, arbitrator or other Person. The Company has made available to Buyer copies of all pleadings and all other material correspondence and other documents relating to each Action listed in Section 3.8(a) of the Disclosure Schedule. As used in this Agreement, "Knowledge of the Company" shall


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mean the actual knowledge, after due inquiry, of Michael Hudson, Richard Adloff,
William Favro, Peter Molinaro or Robert Pietrafesa II.

           (b) (i) There is no award, decision, injunction, judgment, decree, settlement, order, process, ruling, subpoena or verdict (whether temporary, preliminary or permanent) entered, issued, made or rendered by any Governmental Entity of competent jurisdiction ("Order") to which the Company or any of its Subsidiaries, or any of the assets owned or used by the Company or any of its Subsidiaries, are subject; and (ii) no Seller and no officer, director, agent or employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or its Subsidiaries.

           3.9. Employee Matters.

           (a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the "Employees") and current or former directors of the Company, including, but not limited to, "employee benefit plans" within the meaning of
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and deferred compensation, employment, retirement, severance, change in control, stock option, stock purchase, stock appreciation rights, stock based, profit-sharing, incentive and bonus plans, agreements, policies or arrangements (the "Benefit Plans") are listed in Section 3.9(a) of the Disclosure Schedule, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified. Certain employee benefit plans covering certain current or former employees of certain Subsidiaries of the Company that are sponsored or maintained by Marmon or one of its affiliates are not included in the meaning of "Benefit Plan" and are separately identified as "Excluded Plans" on Section 3.9(a) of the Disclosure Schedule. Neither the Company nor any of its Subsidiaries has any liability or obligation to make contributions under any of the Excluded Plans. True and complete copies of all Benefit Plans listed in Section 3.9(a) of the Disclosure Schedule, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto have been made available to Buyer. For purposes of Sections 3.9(b) through 3.9(g), Benefit Plans means the benefit plans that are maintained primarily for the benefit of Employees located inside the United States.

           (b) All Benefit Plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA (each, a "Multiemployer Plan") are in substantial compliance with all applicable laws and regulations, including but not limited to ERISA, the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder. Each Benefit Plan which is subject to ERISA (an "ERISA Plan") that is an "employee pension benefit plan" within the meaning of
Section 3(2) of ERISA (a


                                      -17-

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"Pension Plan") intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the Internal Revenue Service (the "IRS") for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and, to the Knowledge of the Company, there is no circumstance likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code. Any voluntary employees' beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a Benefit Plan has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to
Section 505(c) of the Code, and the Company is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a nonexempt transaction with respect to any Benefit Plan that is or was prohibited when engaged in, or that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA.

           (c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). The Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation ("PBGC") Reg. Section 4043.33 or 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

           (d) All contributions required to be made under each Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of


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Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an
outstanding funding waiver. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has been required to file information pursuant to
Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

           (e) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Plan since the last day of the most recent plan year.

           (f) As of the date hereof, there is no material pending or, to the Knowledge of the Company, threatened, litigation relating to the Benefit Plans. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan or collective bargaining agreement. The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination. The Company and its Subsidiaries have no material unfunded liabilities under or with respect to any Benefit Plan.

           (g) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Buyer to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans which would not be deductible under
Section 162(m) or Section 280G of the Code.

           (h) Section 3.9(h) of the Disclosure Schedule contains a true, complete and correct list of the following information, as of the date hereof, for each current


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Employee and each current director of the Company and each Subsidiary, including each employee on leave of absence or layoff status: employer; name; job title; period of employment; current compensation paid or payable and any change in compensation since January 1, 2005; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any of the Company's Benefit Plans.

           (i) Section 3.9(i) of the Disclosure Schedule contains a true, complete and correct list of each Benefit Plan that is maintained primarily for the benefit of Employees located outside the United States, including, but not limited to, any trust instruments, insurance contracts, summaries and booklets and all amendments thereto, other than U.K. Benefit Plans (each, a "Non-U.S. Benefit Plan"). Each Non-U.S. Benefit Plan has been established and maintained in accordance with its terms and is in substantial compliance with all applicable Laws. Neither the Company nor any of its Subsidiaries has any material unfunded liability under or with respect to any Non-U.S. Benefit Plan. The Company or its Subsidiaries may amend or terminate any Non-U.S. Benefit Plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination. True and complete copies of all Non-U.S. Benefit Plans have been made available to Buyer. Neither the Company nor any of its Subsidiaries has undertaken any uncovered pension obligations to any Employee located primarily in Denmark.

           (j) Section 3.9(j) of the Disclosure Schedule contains a true, complete and correct list of each Benefit Plan that is maintained primarily for the benefit of Employees located in the United Kingdom, including, but not limited to, any trust instruments, insurance contracts, summaries and booklets and all amendments thereto (each, a "U.K. Benefit Plan"). True and complete copies of all U.K. Benefit Plans, including, but not limited to, membership data, all material announcements and other communications to Employees under the U.K. Benefits Plans and the full particulars of any arrangements for the provision of medical, sickness, permanent health or similar cover for Employees or for any spouse or dependent of any such person, have been made available to Buyer. There are no agreements or arrangements nor any other liability for the provision of any relevant benefits (as defined in section 612(1) of the U.K. Income and Corporation Taxes Act 1988 (the "Taxes Act") with the omission of the exception in that definition) for any Employee or for any spouse or dependent of any such person nor has any proposal been announced (or any promise made) to establish any such agreement or arrangement; to the extent that any such agreement or arrangement existed in the past, neither the Company nor any of its Subsidiaries has any subsisting liability in respect of it. Neither the Company nor any of its Subsidiaries has any obligation to contribute to any personal pension scheme (as defined in section 630 of the Taxes Act) in respect of any Employee. No change in the contributions under any U.K. Benefit Plan have been announced or is under consideration and all amounts due to be paid to any U.K. Benefit Plan have been paid when due. Neither the Company nor any of its Subsidiaries is providing or has at any time provided or promised to provide ex gratia pensions or other benefits in respect of any person. There are no claims or actions (including without limitation any complaints made under any internal disputes procedure maintained in


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respect of any of the U.K. Benefit Plans and any references made to the Pensions
Ombudsman or the Occupational Pensions Advisory Service) in progress, pending, threatened or anticipated (other than routine claims for benefits) under any of the U.K. Benefit Plans. Neither the Company nor any of its Subsidiaries has at any time within the twelve months prior to the date hereof been "connected" with or an "associate" of any employer which is or has been participating in a pension scheme to which section 32, 43 or 58 of the U.K. Pensions Act 2004 applies. For these purposes "connected" and "associate" have the meanings given to them in sections 435 and 249 of the U.K. Insolvency Act 1986, respectively.
No financial support direction, contribution notice or restoration order has been issued by the U.K. Pensions Regulator under sections 32, 43 or 58 of the U.K. Pensions Act 2004 respectively against the Company, any of its Subsidiaries or any of their respective directors. The Company and its Subsidiaries has complied with the stakeholder requirements contained in sections 1 to 8 of the U.K. Welfare Reform and Pensions Act 1999.

           3.10. Compliance with Laws; Company Permits. (a) The Company and each of its Subsidiaries have complied in all material respects with all statutes, laws, ordinances, rules, regulations standard, requirement, administrative ruling, policy, Order, principal of common law, legal doctrine, code, treaty or process (including without limitation relating to the export or import of goods or technology) of any applicable Governmental Entity ("Laws").

           (b) The Company and each of its Subsidiaries are in possession of all material Government Authorizations of any Government Entity, including, without limitation, the United States Food and Drug Administration (the "FDA"), the United States Drug Enforcement Agency ("DEA") and similar authorities in the U.S. and non-U.S. jurisdictions necessary for the Company and its Subsidiaries to own, lease and operate their properties or to develop, produce, store, distribute, promote and sell their products or otherwise to carry on their business as it is now being conducted (the "Company Permits"), and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. None of the Company and each of its Subsidiaries is in material violation or material default of (i) any Law applicable to the Company and each of its Subsidiaries or by which any property, asset or product of the Company and each of its Subsidiaries is bound or affected, including, without limitation, the Federal Food, Drug and Cosmetic Act (the "FDCA"), the Comprehensive Drug Abuse Prevention and Control Act of 1970 (the "CDAPCA"), the Controlled Substances Act (the "CSA") and any other similar Law or (ii) any Company Permits.

           (c) All manufacturing operations of the Company and each of its Subsidiaries are being conducted in substantial compliance with applicable good manufacturing practices.

           (d) All necessary clearances or approvals from Governmental Entities for all device products which are manufactured or sold by the Company and each of its


                                      -21-

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Subsidiaries have been obtained, and the Company and each of its Subsidiaries is in substantial compliance with the most current form of each applicable clearance or approval with respect to the development, production, storage, distribution, promotion and sale by the Company and each of its Subsidiaries of such products.

           (e) All of the clinical studies which have been or are being conducted by the Company and each of its Subsidiaries, and to the Knowledge of the Company all of the clinical studies which have been or are being conducted on behalf of the Company and each of its Subsidiaries, are being conducted in substantial compliance with generally accepted good clinical practices and all applicable government regulatory, statutory and other requirements.

           (f) None of the officers, employees or agents of the Company or any of its Subsidiaries (during the term of such person's employment or while acting as an agent) has made any untrue written statement of a material fact or fraudulent statement to the FDA or any similar Governmental Entity (including, without limitation, non-U.S. regulatory agencies), failed to disclose a material fact required to be disclosed to the FDA or similar Governmental Entity (including, without limitation, non-U.S. regulatory agencies), or to the Knowledge of the Company, committed an act, made a statement or failed to make a statement that could reasonably be expected to provide a basis for the FDA or similar Governmental Entity (including, without limitation, non-U.S. regulatory agencies) to invoke its Application Integrity Policy or similar Law.

           (g) None of the Company or any of its Subsidiaries has received any written notice that the FDA or any similar Governmental Entity (including, without limitation, non-U.S. regulatory agencies) has commenced, or threatened to initiate, an action to (i) withdraw its approval or request the recall of any product of the Company or any Subsidiary or (ii) enjoin production at any facility of the Company or any of its Subsidiaries.

           (h) As to each article of drug, device or cosmetic manufactured and/or distributed by the Company or any of its Subsidiaries, such article is not adulterated or misbranded within the meaning of the FDCA or any similar Law of any jurisdiction (including, without limitation, non-U.S. jurisdictions).

           (i) None of its respective officers, employees or agents (during the term of such person's employment by the Company or any of its Subsidiaries or while acting as an agent of the Company or any of its Subsidiaries), subsidiaries or affiliates has been convicted of any felony (or the equivalent thereof outside the United States) or engaged in any conduct for which debarment or similar punishment is mandated or permitted by an applicable Law.

           (j) As to each product subject to the jurisdiction of the FDA under the FDCA which is developed, manufactured, tested, distributed, held and/or marketed by the Company or any of its Subsidiaries, such product is being developed, manufactured, held


                                      -22-

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and distributed in substantial compliance with all applicable requirements under the FDCA, if applicable, including such requirements relating to investigational use, pre-market clearance, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security.

           (k) The Company has made available to Buyer true, correct and complete copies of any and all material documents in its possession relating to the Company's and its Subsidiaries' compliance with the FDCA or the CDAPCA and implementing regulations, including, but not limited to, copies of its possession of (i) all 483s issued during the last three years; (ii) all audit reports performed during the last three years, whether performed by the Company or a Subsidiary or an outside consultant; (iii) any material document (prepared by the Company or a Subsidiary) concerning any material oral or written communication received from the FDA, the DEA or the United States Department of Justice during the last three years; (iv) any administrative or judicial Order, ruling or agreement issued or entered into during the last three years in which the Company or any of its Subsidiaries or its respective predecessor companies were a named party; or (v) any recall notice or Order relating to any product of the Company or any of its Subsidiaries.

           (l) Section 3.10(l) of the Disclosure Schedule sets forth a complete and accurate list of (i) medical devices made by the Company and its Subsidiaries which are regulated by the FDA or similar U.S. or non-U.S. Government Entity, (ii) each applicable clinical trial protocol submitted by the Company and its Subsidiaries to the FDA or similar non-U.S. Governmental Entity,
(iii) each new Pre-Market Approval or 510(k) Notification and any amendments or supplements thereto filed by the Company or any of its Subsidiaries pursuant to the FDCA, or any non-U.S. equivalents, (iv) each applicable product license application filed by the Company or any of its Subsidiaries pursuant to the Public Health Service Act, as amended, or any non-U.S. equivalents and (v) each applicable establishment license application filed with respect to any product of the Company or any of its Subsidiaries under the Public Health Service Act, as amended, or any non-U.S. equivalents.

           3.11. Material Contracts; No Default.

           (a) Section 3.11 of the Disclosure Schedule contains a correct and complete list of any Contract, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets is bound (any such Contract, a "Material Contract"):

           (i) evidencing indebtedness for borrowed money or pursuant to which the Company or any of its Subsidiaries has guaranteed (including guarantees by way of acting as surety, co-signer, endorser, co-maker, indemnitor or otherwise) any obligation of any other Person;


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           (ii) prohibiting or limiting the ability of the Company or any of its
     Subsidiaries (A) to engage in any line of business, (B) to compete with any Person, or (C) to carry on or expand the nature or geographical scope of the business of the Company or any of its Subsidiaries anywhere in the world;

           (iii) with any stockholder, director or officer of the Company or any of its Subsidiaries (or any of their respective family members or Related Persons) or with any employee, agent, consultant, advisor, leased employee or representative for employment or for consulting or similar services or containing any severance or termination pay obligations other than such Contracts which may be terminated upon no more than thirty (30) days' notice by, and in any case without penalty or cost to, the Company or any of its Subsidiaries other than for services rendered or costs incurred through the date of termination;

           (iv) with any Related Person;

           (v) pursuant to which it (A) leases from or to any other Person any tangible personal property or (B) purchases materials, supplies or equipment and which, in the case of clauses (A) and (B), calls for future payments in excess of $100,000 in any year;

           (vi) which is a partnership, joint venture, marketing agreement or other Contract (however named) involving a sharing of profits, losses, costs or Liabilities by the Company or any of its Subsidiaries with any other Person;

           (vii) granting to any Person a right to purchase any assets of the Company or any of its Subsidiaries having a book value in excess of $100,000 other than sales of products in the Ordinary Course of Business;

           (viii) providing for the disposition after the date of this Agreement of any portion of the business or assets of the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

           (ix) involving a payment after the date hereof of an amount of money in excess of $100,000 and continuing (including mandatory renewals or extensions which do not require the consent of the Company or any of its Subsidiaries) more than one year from its date and not made in the Ordinary Course of Business;

           (x) relating to product warranties, guaranties, and/or other similar undertakings with respect to contractual performance extended by the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

           (xi) involving capital expenditures or the acquisition of fixed assets which requires annual payments in excess of $100,000 individually or $250,000 in the aggregate;


                                      -24-

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           (xii) relating to a lease or similar agreement under which the
     Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any third party, any Owned Real Property or Leased Real Property or any portion of premises otherwise occupied by the Company or any of its Subsidiaries;

           (xiii) with any Governmental Entity;

           (xiv) involving the grant to any Person of any preferential right to purchase any rights, assets or property of the Company or any of its Subsidiaries;

           (xv) relating to a mortgage, pledge, security agreement, deed of trust or other document granting a Lien over any material property, real or personal, owned by the Company or any of its Subsidiaries;

           (xvi) affecting the ownership of, title to, use of, or any leasehold or other interest in, any Owned Real Property or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $100,000 and with terms of less than one year);

           (xvii) to or with any labor union or other employee representative of a group of employees relating to wages, hours, and any other conditions of employment;

           (xviii) providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods; or

           (xix) relating to a license, royalty Contract or other agreement relating in whole or part to, Intellectual Property to which the Company or the Subsidiaries are a party, including without limitation agreements granting the Company and the Subsidiaries rights to use the Licensed Intellectual Property, non-assertion agreements, settlement agreements, agreements granting rights to use Scheduled Intellectual Property, trademark coexistence agreements and trademark consent agreements (other than licenses for commercial "off-the-shelf" or "shrink-wrap" software that has not been modified or customized for the Company or its Subsidiaries) ("Intellectual Property Contracts").

           (b) The Company has delivered to Buyer a true, complete and correct copy of each Material Contract and each such Contract is in full force and effect and is valid and enforceable against the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company, the other party thereto, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at law) (the "Bankruptcy Exception").


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           (c) (i) The Company and each Subsidiary is in substantial compliance with all applicable material terms and requirements of each Material Contract;

           (ii) to the Knowledge of the Company, each other Person that has or had any obligation or Liability under any Material Contract is in material compliance with all applicable terms and requirements of such Material Contract;

           (iii) no event has occurred or circumstance exists that contravenes, conflicts with, or results in a violation or breach of, or gives the Company or any of its Subsidiaries the right to declare a material default or exercise any material remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract;

           (iv) to the Knowledge of the Company, no event has occurred or circumstance exists that gives any other Person the right to declare a material default or exercise any material remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; and

           (v) the Company and each of its Subsidiaries has not given to or received from any other Person, at any time since the date of the Balance Sheet, any written notice or other communication regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Material Contract.

           (d) To the Knowledge of the Company, there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any amounts paid or payable to the Company or any of its Subsidiaries under any current Material Contract with any other Person having the contractual or statutory right to demand or require during the term of such Material Contract such renegotiation and no such Person has made written demand for such renegotiation.

           3.12. Real Property.

           (a) Section 3.12(a) of the Disclosure Schedule contains a true, complete and correct list of all owned real property (the "Owned Real Property"), leaseholds (the "Leased Real Property"), or other interests therein owned by the Company or any of its Subsidiaries. The Company has made available to Buyer copies of the leases, deeds and other instruments (as recorded) by which the Company and each of its Subsidiaries acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of Sellers or the Company and each of its Subsidiaries and relating to such property or interests.

           (b) The Company and each of its Subsidiaries have good and marketable title to all Owned Real Property and a valid leasehold interest in all Leased Real Property, subject only to Permitted Liens. As used in this Agreement, "Permitted Liens" means (i) mortgages or security interests shown on the Balance Sheet or the


                                      -26-


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Interim Balance Sheet as securing specified Liabilities or obligations, with respect to which no default (or event that, with or without the giving of notice or the lapse of time or both, could constitute a default) exists, (ii) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with or without the giving of notice or the lapse of time or both, could constitute a default) exists, (iii) Liens for current Taxes not yet due and payable, (iv) zoning ordinances and any other use restrictions imposed by any Governmental Entity, (v) Liens of carriers, warehousemen, mechanics, and materialmen incurred in the Ordinary Course of Business, (vi) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers' compensation and unemployment insurance and
(vii) deposits or pledges of cash to secure bids, tenders, contracts, leases, statutory obligations, surety and appeal bonds, utility deposits and other obligations of like nature arising in the Ordinary Course of Business.

           3.13. Personal Property. Section 3.13 of the Disclosure Schedule lists (i) all personal property owned by the Company and its Subsidiaries, (ii) all Personal Property leased by the Company and its Subsidiaries, where the annual lease payments reasonably expected in the year 2006 exceed $50,000 per item and (iii) all Liens, other than Permitted Liens, to which such personal property owned or leased is subject. The Company and its Subsidiaries have good and valid title to or the right to use all such personal property owned by them free and clear of all Liens, other than Permitted Liens. All personal property required to be listed in Section 3.13 of the Disclosure Schedule pursuant to clause (i) (other than any such property having a book value of less than $10,000 per item) is in good operating condition and repair (ordinary wear and tear excepted).

           3.14. Environmental Matters. (i) The Company and its Subsidiaries have complied at all times in all material respects with all applicable Environmental Laws; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance which could be expected to require remediation by the Company or any of its Subsidiaries pursuant to any applicable Environmental Law; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or, to the Knowledge of the Company, prior to such period of ownership or operation which could be expected to require future remediation by the Company or any of its Subsidiaries pursuant to any Environmental Law; (iv) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or subject to liability under, any Environmental Law other than those that have been fully resolved; (vi) neither the Company nor any of its Subsidiaries is subject to any Order or agreement with any


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Governmental Entity or any indemnity or other agreement with any third party relating to liability or obligations pursuant to any Environmental Law; (vii) none of the properties currently owned or operated by the Company or any of its Subsidiaries currently contain any underground storage tanks, friable asbestos-containing material, peeling or exposed lead paint, or polychlorinated biphenyls; (viii) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claim, liability, investigation or cost or any material restriction on the ownership, use, or transfer of any property currently owned or operated by the Company or any of its Subsidiaries pursuant to any Environmental Law; and (ix) the Company has made available to Buyer for review and for copy upon request all environmental reports, studies, assessments, sampling data and other environmental information in the Company's or its Subsidiaries' possession relating to the Company or its Subsidiaries or their respective current and former properties and operations.

           As used herein, the term "Environmental Law" means any federal, state, local or foreign statute, law, regulation, Order, common law standards of conduct or legally binding agency requirement or permit relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

           As used herein, the term "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law;
(B) any petroleum product or by-product, friable asbestos-containing material, peeling or exposed lead-containing paint, polychlorinated biphenyls, radioactive material or radon; and (C) any waste including medical waste subject to regulation under any Environmental Law.

           3.15. Taxes.

           (a) (i) All Tax Returns that were or are required to be filed on or before the Closing Date by or with respect to the Company and its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true and complete in all material respects;

           (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full;

           (iii) adequate provision in accordance with GAAP has been made in the Financial Statements for the payment of Taxes for which the Company and its Subsidiaries may be liable that are not yet due and payable;


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           (iv) (A) the Tax Returns referred to in clause (i) have not been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or (B) the period for assessment of Taxes in respect of the Tax Returns referred to in clause (i) has expired;

           (v) all deficiencies asserted or assessments made as a result of such examinations have been paid in full;

           (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending;

           (vii) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company or any of its Subsidiaries;

           (viii) neither the Company nor any of its Subsidiaries will be required, as a result of (A) a change in accounting method with respect to any one or more material items for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing;

           (ix) there are no Liens on any of the assets of the Company and its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

           (x) the Company has never been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than, for purposes of filing consolidated U.S. federal income Tax Returns, a group of which the Company was the common parent; and

           (xi) no closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

           (b) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

           (c) As a result of Buyer's purchase of the Shares, neither the Company nor its Subsidiaries will be obligated to make a payment to an individual that would be treated as an "excess parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code (without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the


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future) provided appropriate shareholder consent and approval is secured with respect to such payments pursuant to Section 280G of the Code.

           (d) The Company is not a party to any tax indemnity, tax allocation or tax sharing or similar agreement or arrangement (whether or not written) that is currently in effect pursuant to which it will have any obligation to make any payments after the Closing.

           (e) As used in this Agreement:

           (i) the term "Tax Returns" means all returns required and information reports required to be filed by the Company and its Subsidiaries to be filed on or before the Closing Date with respect to the Taxes of the Company and its Subsidiaries; and

           (ii) the term "Taxes" means all federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties, payments or operations of the Company and its Subsidiaries or Sellers and their Related Persons, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, and includes any related professional fees.

           3.16. Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been for the past three years, any labor strike, material dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

           3.17. Intellectual Property.

           (a) Section 3.17(a) of the Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property owned by the Company or its Subsidiaries, indicating for each registered item the registration or application number and the applicable filing jurisdiction (collectively, the "Scheduled Intellectual Property"). The Company or its Subsidiaries exclusively own (beneficially, and of record where applicable) all Scheduled Intellectual Property, free and clear of all Liens (other than Permitted Liens) and all exclusive licenses. The Scheduled Intellectual Property is valid, subsisting and enforceable, and, except as set forth in Section 3.17(a) of the Disclosure Schedule, is not subject to any outstanding Order or agreement adversely affecting the Company's or its Subsidiaries use thereof or their rights thereto. The Company and its


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Subsidiaries have sufficient rights to use all Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Company and its Subsidiaries do not and have not in the past three years infringed or otherwise violated the Intellectual Property rights of any other Person. There is no Action pending, asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To the Knowledge of the Company, no valid basis for any such Action exists. To the Knowledge of the Company, no Person is violating any Scheduled Intellectual Property right or other Intellectual Property right that the Company or any of its Subsidiaries holds exclusively. The consummation of the transactions contemplated by this Agreement will not create any license under or Lien on any Intellectual Property owned or held by Buyer.

           (b) The Company and its Subsidiaries have taken all commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached. To the Knowledge of the Company, none of the Company's or any of its Subsidiaries' current employees has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company or any of its Subsidiaries in the furtherance of its business, which patents or applications have not been assigned to the Company or any of its Subsidiaries. All of the Company's and its Subsidiaries' current employees and prior employees during the last 3 years having access or exposure to Trade Secrets have executed valid intellectual property and confidentiality agreements for the benefit of the Company and its Subsidiaries in a form which the Company has prior to the date of this Agreement provided to Buyer for its review. All Intellectual Property developed under contract to the Company has been assigned to the Company. To the Knowledge of the Company, the Company's and its Subsidiaries' employees' performance of their employment activities does not violate any third party's Intellectual Property rights or such employees' contractual obligations to any third person.

           (c) To the Knowledge of the Company, the Licensed Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Order or agreement adversely affecting the Company's use thereof or its rights thereto. The Company is not obligated to make payments by way of royalties, advances, profit sharing, commissions, fees or otherwise to any person in respect of any Intellectual Property.

           (d) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business, and have not materially malfunctioned or failed within the past three
(3) years. To the Knowledge


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of the Company, the IT Assets do not contain any "time bombs," "Trojan horses,"
"back doors," "trap doors," "worms," viruses, bugs, faults or other devices or effects that (A) enable or assist any Person to access without authorization the IT Assets, or (B) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. To the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology consistent with industry practices.

           (e) As used in this Agreement:

           (i) the term "Intellectual Property" means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a's, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, "Trade Secrets");
     (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights, including, but not limited to, any information inherent in the Company's manufacturing process or revealed through the Company's standard operating procedures;

           (ii) the term "IT Assets" means the Company's and its Subsidiaries' computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation;

           (iii) the term "Licensed Intellectual Property" means Intellectual Property that the Company and its Subsidiaries are licensed or otherwise permitted by other Persons to use (other than pursuant to licenses for commercial "off-the-shelf" or "shrink-wrap" software that has not been modified or customized for the Company or its Subsidiaries); and

           (iv) the term "Registered" means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.


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           3.18. Insurance. Section 3.18 of the Disclosure Schedule lists all policies of general liability, property, fire, casualty, business interruption, product liability and other forms of insurance owned or held by the Company and each of its Subsidiaries, copies of which have previously been made available to Buyer. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid. No written notice of cancellation or termination has been received with respect to any such policy. No insurer has advised the Company or any of its Subsidiaries that it intends to materially reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Company or any of its Subsidiaries.

           3.19. No Undisclosed Liabilities. None of the Company or any of its Subsidiaries has any Liabilities or obligations of any nature (and there is no basis for any present or future Action against any of them giving rise to any Liability) except for (i) Liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet, (ii) current Liabilities incurred in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of
Law), (iii) Liabilities arising from contractual arrangements entered into in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law) and (iv) Liabilities that do not exceed $50,000 in the aggregate. For purposes of this Agreement, the term "Liability" shall mean any debt, liability, commitment or obligation (other than non-monetary performance obligations) of any kind, character or nature whatsoever, whether known or unknown, choate or inchoate, secured or unsecured, accrued, fixed, absolute, contingent or otherwise, and whether due or to become due.

           3.20. Inventory. All inventory of the Company and its Subsidiaries consists of a quality and quantity usable and salable in the Ordinary Course of Business, net of any reserves shown on the Financial Statements, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Balance Sheet or the Interim Balance Sheet, as the case may be. The quantities of inventory (both in the aggregate and by type, whether raw materials, work-in-progress or finished goods) are not excessive, but are reasonable in the present circumstances of the Company and its Subsidiaries. Inventories purchased after the date of the Interim Balance Sheet were purchased either in the Ordinary Course of Business at a cost not exceeding prevailing market prices or at prices stipulated in long-term supply contracts. None of the Company or its Subsidiaries has any consignment agreements with any of its customers.

           3.21. Accounts Receivable. All accounts receivable of the Company and its Subsidiaries represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Any reserves with respect to the accounts receivable of the Company and its Subsidiaries shown on the Balance Sheet or


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the Interim Balance Sheet are adequate and have been calculated consistent with past practice. There is no contest, claim or right of set-off under any Contract with any obligor of an account receivable relating to the amount or validity of such account receivable, other than returns in the Ordinary Course of Business and except for which there are adequate reserves.

           3.22. Customers. Section 3.22 of the Disclosure Schedule sets forth a complete and correct list of the 20 largest customers of the Company and its Subsidiaries measured by dollar of sales for the period ended on the date of the Interim Balance Sheet, including the customers' names and the amount of sales for such period. None of the Company or any of its Subsidiaries has received any notice that any such customer intends to terminate or materially change the pricing or other terms of business with the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such customer intends to terminate or materially change the pricing or other terms of business with the Company or any of its Subsidiaries.

           3.23. Suppliers. Section 3.23 of the Disclosure Schedule sets forth a complete and correct list of the 20 largest suppliers of the Company and its Subsidiaries measured by dollar of purchases for the period ended on the date of the Interim Balance Sheet, including the suppliers' names and the amount of purchase for such period. None of the Company or any of its Subsidiaries has received any notice that any such supplier intends to terminate or materially change the pricing or other terms of business with the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such supplier intends to terminate or materially change the pricing or other terms of business with the Company or any of its Subsidiaries.

           3.24. Books and Records. The books and records (including the books of account, minute books, stock record books and other records) of the Company and each of its Subsidiaries for the last three years, all of which have been made available to Buyer, are true, complete and correct and have been maintained in accordance with sound business practices and subject to an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain true, complete and correct records of all meetings held of, and corporate or other similar action taken by, the equity holders, the Board of Directors, and committees of the Board of Directors of the Company and each of its Subsidiaries, and no meeting of any such equity holders, Board of Directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. All of such books and records are in the possession of the Company or its Subsidiaries.

           3.25. Bank Accounts. Section 3.25 of the Disclosure Schedule sets forth a complete and correct list of all deposit, saving or other accounts, safe deposit boxes, lock boxes or other arrangements for the collection of accounts receivable, and lines of credit or other loan facility relationships maintained by the Company or its Subsidiaries with any bank, trust company, savings and loan association or other financial institution, including the name and number of the account, the name and address of the institution


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and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto. Except pursuant to security agreements related to Indebtedness of the Company or any of its Subsidiaries to be released at Closing, which shall be set forth in Section 3.25 of the Disclosure Schedule, none of the Company or any of its Subsidiaries has any account which is subject to a deposit account control agreement or other similar agreement.

           3.26. Prohibited Payments. The Company and its Subsidiaries have not and, to the Knowledge of the Company, the Representatives of the Company or any of its Subsidiaries have not on its behalf, directly or indirectly, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, whether in money, property or services, in violation of any Law (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured or (iii) to obtain special concessions or for special concessions already obtained or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company or its Subsidiaries.

           3.27. Related Person Transactions. Except for salary, bonus and other compensation and associated benefits provided in the Ordinary Course of Business, no Seller or other Related Person of the Company or any of its Subsidiaries is a party to any Contract with the Company or any of its Subsidiaries or has any interest in any property of the Company or any of its Subsidiaries. There is no indebtedness owing to the Company or any of its Subsidiaries by any Seller or other Related Persons (other than a wholly-owned Subsidiary of the Company or its Subsidiaries). Except for salary, bonus and other compensation and associated benefits provided in the Ordinary Course of Business, there are no current or accrued liabilities or obligations of the Company or any of its Subsidiaries owing to any Seller or other Related Persons. For purposes of this Agreement, the term "Related Person" shall mean, with respect to any Person, (a) any Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person, (b) each Person that serves as director, officer, partner, executor, or trustee of such Person (or in any other similar capacity), or (c) any Person with respect to which such Person serves as a general partner or trustee (or in any other similar capacity).

           3.28. Brokers and Finders. None of Sellers, the Company or any of its Subsidiaries or Related Persons or any of their respective Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.


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                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

           Each Seller, solely as to itself, represents and warrants to Buyer as follows:

           4.1. Organization and Good Standing. Other than for a Seller who is a natural person, such Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

           4.2. Authority. Such Seller has the requisite legal right, power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under this Agreement and to consummate the transactions contemplated herein. This Agreement has been duly executed and delivered by such Seller and constitutes a valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, subject to the Bankruptcy Exception.

           4.3. Consents and Approvals; No Violations.

           (a) Except for the Antitrust Filing and the expiration or early termination of any applicable waiting periods in connection therewith, no notices, reports or other filings are required to be made by such Seller with, nor are any consents, registrations, approvals, declarations, permits, expiration of any applicable waiting periods or authorizations required to be obtained by such Seller from, any Governmental Entity in connection with the execution or delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder or the consummation by such Seller of the transactions contemplated herein.

           (b) Assuming the making of the Antitrust Filing and the expiration or early termination of any applicable waiting periods in connection therewith, the execution and delivery of this Agreement by such Seller does not, and the performance and consummation by such Seller of any of the transactions contemplated herein will not directly or indirectly (with or without the giving of notice or the lapse of time or both):

           (i) other than for a Seller who is a natural person, contravene, conflict with, or constitute or result in a breach or violation of, or a default under any provision of the certificate of incorporation or by-laws (or equivalent documents); or

           (ii) contravene, conflict with, or constitute or result in a breach or violation of, or a default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien, on any properties or assets owned or used by such Seller pursuant to, or require such Seller to obtain the consent, waiver, authorization or approval of, or give notice to, any Person under, any


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     provision of any Contract to which such Seller is a party or by which such
     Seller or any of its assets are bound; or

           (iii) contravene, conflict with, or constitute or result in a breach or violation of, or a default under any Law.

           4.4. Ownership of Shares. Such Seller has good and valid title to the Shares to be sold by such Seller hereunder, free and clear of all Liens, and upon delivery of such Shares by such Seller and payment therefor by Buyer at the Closing pursuant hereto, good and valid title to such Seller's Shares, free and clear of all Liens, will pass to Buyer. Such Seller is not a party to any Contract creating rights with respect to the Shares held by it in any other Person and such Seller has the full power and legal right to sell, assign, transfer and deliver the Shares held by it to Buyer. Except for this Agreement and the transactions contemplated hereby, there are no existing warrants, options, purchase agreements, redemption agreements, restrictions of any nature, calls or rights to subscribe of any character relating to the Shares held by such Seller.

           4.5. No Litigation. There are no Actions pending or, to the knowledge of such Seller, threatened against such Seller in, before, by, or otherwise involving, any Governmental Entity, arbitrator or other Person that, if successful, would prevent or restrain in any manner such Seller from selling the Shares to Buyer or otherwise performing its obligations under this Agreement.

           4.6. Brokers and Finders. Neither such Seller nor any of its Related Persons nor any of their respective Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.

           4.7. Foreign Person. Except as set forth in Section 4.7 of the Disclosure Schedule, such Seller is a United States person within the meaning of the Code.


                                    ARTICLE V

            REPRESENTATIONS AND WARRANTIES REGARDING BUYER AND PARENT

           Buyer and Parent, solely as to itself, hereby represents and warrants to each Seller as follows:

           5.1. Organization and Good Standing. Each of Buyer and Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.


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           5.2. Authority. Each of Buyer and Parent has the requisite legal right, power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under this Agreement and, in the case of Buyer, the Escrow Agreement and to consummate the transactions contemplated herein and therein. This Agreement has been duly executed and delivered by Buyer and Parent and constitutes a valid and binding agreement of each of Buyer and Parent, enforceable against it in accordance with its terms, subject to the Bankruptcy Exception.

           5.3. Consents and Approvals; No Violations.

           (a) Except for (i) the Antitrust Filing and the expiration or early termination of any applicable waiting periods in connection therewith and (ii) the approval of the Toronto Stock Exchange in connection with the transactions contemplated by Section 6.14, no notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, declarations, permits, expiration of any applicable waiting periods or authorizations required to be obtained by Buyer from, any Governmental Entity in connection with the execution or delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder or the consummation by Buyer of the transactions contemplated herein.

           (b) Assuming the making of the Antitrust Filing and the expiration or early termination of any applicable waiting periods in connection therewith, the execution and delivery of this Agreement by Buyer does not, and the performance and consummation by Buyer of any of the transactions contemplated herein will not, directly or indirectly (with or without the giving of notice or the lapse of time or both):

           (i) contravene, conflict with, or constitute or result in a breach or violation of, or a default under any provision of the certificate of incorporation or by-laws (or equivalent documents) of Buyer;

           (ii) contravene, conflict with, or constitute or result in a breach or violation of, or a default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien, on any properties or assets owned or used by Buyer pursuant to, or require Buyer to obtain the consent, waiver, authorization or approval of, or give notice to, any Person under, any provision of any Contract to which Buyer is a party or by which Buyer or any of its assets are bound;

           (iii) contravene, conflict with, or constitute or result in a breach or violation of, or a default under any Law.

           5.4. No Litigation. There are no Actions pending or, to the knowledge of Buyer, threatened against Buyer in, before, by, or otherwise involving, any Governmental Entity, arbitrator or other Person that, if successful, would prevent or


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restrain in any manner Buyer from acquiring the Shares from Sellers or otherwise performing its obligations under this Agreement.

           5.5. Securities Act. Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in any manner that would require registration under the Securities Act.

           5.6. Restricted Securities. Buyer understands that the Shares being acquired by Buyer are characterized as "restricted securities" under the Securities Act inasmuch as such Shares are being acquired in a transaction not involving a public offering, and that under such Act and applicable regulations thereunder such securities may not be resold without registration under the Securities Act unless an exemption from registration thereunder is available.

           5.7. Brokers and Finders. Neither Buyer nor any of its Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement (other than the financing thereof), except that Buyer has employed Merrill Lynch & Co. as its financial advisor.

           5.8. Financing. Buyer has obtained a joint commitment from Credit Suisse Securities (USA) LLC and Merrill Lynch Capital Corporation to provide financing in connection with the transactions contemplated by this Agreement (the "Financing Commitment") and has provided written evidence of such commitment to the Seller Representative prior to the date of this Agreement and there are no conditions to such Financing Commitment except as set forth therein. The Financing Commitment is in full force and effect as of the date of this Agreement. Subject to the conditions set forth therein, the Financing Commitment provides commitment for, together with Buyer's cash on hand, all funds necessary for Buyer to consummate the transactions contemplated by this Agreement.


                                   ARTICLE VI

                                    COVENANTS

           6.1. Interim Operations. From the date of this Agreement until the Closing or termination hereof pursuant to Article VIII, unless Buyer shall otherwise approve in writing and except as otherwise expressly set forth in this Agreement or as required by applicable Law, the Company and its Subsidiaries shall, and each Principal Seller shall cause the Company and its Subsidiaries to, (a) conduct the business of the Company and its Subsidiaries in the Ordinary Course of Business (including with respect to the collection of accounts receivable, the payment of accounts and notes payable and


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the purchase and sale of inventory), (b) use reasonable best efforts to preserve intact the business organizations of the Company and its Subsidiaries (including all supply, license, franchise and similar relationships), (c) maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, landlords, employees, business associates and others having business relationships with the Company or any of its Subsidiaries and (d) keep available the services of the present employees and agents of the Company and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Closing, unless Buyer shall otherwise approve in writing and except as otherwise expressly set forth in this Agreement, as required by applicable Law or as set forth in Section 6.1 of the Disclosure Schedule, the Company and its Subsidiaries shall not, and each Principal Seller shall cause the Company and its Subsidiaries not to, take any action described in paragraphs (a) through (n) of Section 3.7.

           6.2. Acquisition Proposals.

           (a) No Solicitation. Each of the Company and Sellers agrees that it shall not, and shall cause its Subsidiaries and Related Persons and each of their respective directors, officers, employees, agents, consultants, advisors, Related Persons or other representative of such Person, including legal counsel, accountants and financial advisors (collectively, "Representatives") not to, directly or indirectly, solicit, initiate, encourage, or otherwise facilitate, any inquiries or the making of any proposals or offers from, discuss or negotiate with, provide any confidential information or data to, or consider the merits of any unsolicited inquiries, proposals or offers from, any Person (other than Buyer or its Representatives) relating to any transaction involving the sale of all or a material part of the business or assets of the Company or any of its Subsidiaries, or any of the Shares, or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries (any such inquiry, proposal or offer being hereinafter referred to as an "Acquisition Proposal"). Each of the Company and Sellers agrees that it shall, and shall cause its Subsidiaries and Related Persons and each of their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing.

           (b) Notices. The Seller Representative and the Company shall promptly notify Buyer if any such Acquisition Proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with or about the Company or any of its Subsidiaries and shall promptly request each Person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its Subsidiaries or the business or assets (other than in the Ordinary Course of Business) of the Company or any of its Subsidiaries to return all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.


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           6.3. Reasonable Best Efforts. Subject to Section 6.5(b), between the date of this Agreement and the Closing, each of the parties shall use their respective reasonable best efforts to cause the conditions in Article VII to be satisfied.

           6.4. Further Assurances. At any time and from time to time after the Closing, the parties shall solely at the expense of the requesting party (a) furnish upon request to each other such further assurances, information, documents, instruments of transfer or assignment, files and books and records,
(b) promptly execute, acknowledge, and deliver any such further assurances, documents, instruments of transfer or assignment, files and books and records and (c) do all such further acts and things, all as such other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

           6.5. Governmental and Third Party Consents.

           (a) Required Actions. Subject to Section 6.5(b), each of Buyer, the Principal Sellers and the Company agrees to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all Governmental Consents and all consents and approvals of other third parties under Contracts necessary or advisable to consummate the transactions contemplated by this Agreement. Each of Buyer and the Principal Sellers and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Buyer, Sellers or the Company or any of its Subsidiaries, that appear in any filing made with, or written materials submitted to, all Governmental Entities and other third parties in connection with the transactions contemplated in this Agreement. In exercising the foregoing right, each of Buyer, the Principal Sellers and the Company shall act reasonably and as promptly as practicable. Buyer, on the one hand, and the Principal Sellers and the Company, on the other hand, agree that they will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein, including promptly furnishing the other with copies of notice or other communications received by Buyer, Sellers or the Company or any of its Subsidiaries, from all Governmental Entities and other third parties with respect to the transactions contemplated herein. The Seller Representative and the Company shall give prompt notice to Buyer of any change that is reasonably likely to result in a Material Adverse Effect on the Company.

           (b) Limitations on Actions. Notwithstanding anything to the contrary contained in this Agreement, the parties agree and acknowledge that neither this
Section 6.5 nor the "reasonable best efforts" standard shall require, or be construed to require, Buyer, Sellers, the Company or any of their respective Subsidiaries or other Related Persons, in order to obtain the Governmental Consents referred to in Section 7.1(a), to (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate, pending any such action, or (B) propose, negotiate or offer to effect, or consent


                                      -41-

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or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before or after the Closing, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Buyer, Sellers, the Company or any of their respective Subsidiaries or other Related Persons, or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Buyer, Sellers, the Company or any of their respective Subsidiaries or other Related Persons.

           6.6. Access. Subject to applicable Law, upon reasonable notice, each of the Company and the Principal Seller shall, and shall cause its Subsidiaries and Related Persons and their respective Representatives to, (a) afford Buyer and its Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the Company's and its Subsidiaries' employees, properties, books, contracts and records including environmental consultants for the purpose of conducting any environmental investigations recommended by such consultants (provided that Buyer shall give the Company three days' prior written notice before conducting any Phase II or Phase III environmental audits) and (b) furnish promptly to Buyer all information concerning the Company's and its Subsidiaries' business, properties and personnel as may reasonably be requested; provided, however, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company, the Principal Sellers or Sellers. All such information shall be governed by the terms of the Confidentiality Agreement.

           6.7. Publicity. The initial press release announcing the transactions contemplated by this Agreement shall be issued by Buyer after consultation with the Seller Representative and thereafter the Seller Representative and Buyer each shall consult with the others prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

           6.8. Employee Benefits.

           (a) Following the Closing Date, Buyer shall, or shall cause the Company and its Subsidiaries to, honor all binding contractual employee benefit obligations to Employees under the Benefit Plans, subject, however, in each case, to any and all rights and authorities of Buyer, the Company or any of their Related Persons at any time to terminate, suspend, amend or modify any such Benefit Plan and to reduce any benefits thereunder.

           (b) Employees of the Company and its Subsidiaries shall be given credit under each employee benefit plan, program, policy or arrangement of Buyer or any of its Related Persons in which the employees may become eligible to participate for all


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service with the Company or any of its Subsidiaries or any predecessor employer
(to the extent such credit was given by the Company or any of its Subsidiaries) for purposes of eligibility, participation and vesting in such plans, programs, policies or arrangements of Buyer (but not for benefit accrual purposes under any defined benefit pension plan).

           (c) If employees of the Company or any of its Subsidiaries become eligible to participate in 2006 in a medical, dental or health plan of Buyer or its Related Persons, Buyer shall cause such plan to (i) waive any preexisting condition limitations for conditions covered under the applicable medical, health or dental plans of the Company or any of its Subsidiaries (the "Company Welfare Plans"), to the extent such conditions were in fact covered under the Company Welfare Plans and (ii) honor any deductible and out-of-pocket expenses incurred by the employees and their beneficiaries under the Company Welfare Plans during the portion of 2006 preceding the Closing. If employees of the Company or any of its Subsidiaries become eligible to participate in 2006 in a group term life insurance plan maintained by Buyer or its Related Persons, if permitted by the applicable insurance carrier(s), Buyer shall cause such plan to waive any medical certification for such employees up to the amount of coverage the employees had under the life insurance plan of the Company or any of its Subsidiaries (but subject to any limits on the maximum amount of coverage under Buyer's life insurance plan).

           (d) Nothing in this Agreement expressed or implied shall confer upon any Employees or upon any directors or consultants of the Company or any of its Subsidiaries or upon any representative of such Person, or upon any collective bargaining agent, any rights or remedies, including any third party beneficiary rights or any right to employment or continued employment for any specified period, or any right to retain or receive any particular benefit or benefit plan, policy or arrangement of any nature or kind whatsoever under or by reason of this Agreement.

           6.9. Financial Statements. The Company shall, and the Principal Sellers shall cause the Company to, deliver to Buyer (a) as promptly as practicable but in any event by March 1, 2006, the audited consolidated balance sheet of the Company and its Subsidiaries and the related audited consolidated statements of income, stockholders' equity and changes in cash flows as of and for the year ending December 31, 2005; (b) as promptly as practicable but in any event within 30 days after the end of the applicable period, the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related unaudited consolidated statements of income, stockholders' equity and changes in cash flows as of and for each quarterly period ending prior to the Closing Date; and (c) as promptly as practicable but in any event within 15 days after the end of each month hereafter, the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related unaudited consolidated statements of income, stockholders' equity and changes in cash flows as of and for each month ending prior to the Closing Date. Such financial statements shall be prepared in accordance with GAAP on a basis consistent with the Financial Statements.


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           6.10. Expenses. Except as otherwise expressly provided in this
Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense. Without limiting the generality of the foregoing, each party shall pay all legal, accounting and investment banking fees, and other fees to consultants and advisors incurred by it, relating to this Agreement and the transactions contemplated by this Agreement. Sellers shall be liable for all Transfer Taxes arising from the sale of the Shares in accordance with Section 10.2.

           6.11. Liabilities Among Related Persons. The Company and the Principal Sellers shall take all actions necessary so that the Company and its Subsidiaries shall have no Liability to any Seller or any Related Person of such Seller after the Closing, including all Indebtedness between the Company and its Subsidiaries, on the one hand, and any Seller or any Related Person of such Seller, on the other hand, or the obligation to pay a dividend or other distribution to any Seller or any Related Person of such Seller.

           6.12. Buyer's Actions with Respect to Financing. Buyer shall not amend, terminate or waive any provisions under the Financing Commitment in a manner that would or take any other action that would materially adversely affect Buyer's ability to timely consummate the transactions contemplated by this Agreement without the prior written consent of the Seller Representative, which shall not be unreasonably withheld or delayed; provided, however, that Buyer may in its sole discretion arrange substitute financing or financings sufficient to allow Buyer to finance the transactions contemplated by this Agreement so long as such substitute arrangement would not (a) materially adversely affect Buyer's ability to timely consummate the transactions contemplated by this Agreement, or (b) change the amount or form of consideration payable hereunder. Buyer will from time to time provide such information as the Seller Representative may reasonably request regarding the status of the financing and related negotiations. To the extent that a material change is to be made to the Financing Commitment or, to the knowledge of Buyer, a condition to the Financing Commitment will not be satisfied in accordance therewith, Buyer shall promptly provide notice thereof to the Seller Representative.

           6.13. Sellers' Cooperation with Financing; Repayment of Indebtedness.

           (a) Prior to the Closing, each of the Company and the Principal Sellers shall, and shall cause the Company's Subsidiaries and Related Persons and their respective Representatives to, reasonably cooperate with Buyer and its Representatives in connection with the financing of the transactions contemplated by this Agreement, including the financing contemplated by the Financing Commitment or any substitute financing, and the syndication and/or placement of such financing. Without limiting the generality of the foregoing, each of the Company and the Principal Sellers shall, and shall cause the Company's Subsidiaries and Related Persons and their respective


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Representatives to, upon reasonable request and at Buyer's expense (a) furnish the report of the Company's auditor on the most recent audited consolidated financial statements of the Company and its Subsidiaries and the consent of such auditor to the use of such report; (b) furnish any additional financial statements, schedules or other financial data relating to the Company and its Subsidiaries reasonably requested by Buyer; (c) furnish management and legal representations of senior officers of the Company to auditors; (d) make available senior officers of the Company and its Subsidiaries to attend meetings with prospective lenders and investors in presentations, other meetings and due diligence sessions; (e) make available the employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with Buyer's preparation of business projections, financing documents and offer materials; (f) obtain the cooperation and assistance of counsel to the Company and its Subsidiaries in providing legal opinions and other services (provided that, with respect to the rendering of legal opinions, such counsel shall have at least five days' prior notice of the subject matter on which such counsel is requested to opine); (g) assist in the preparation of one or more confidential information memoranda and other marketing materials reasonably requested by Buyer; and (h) permit Buyer's use of the Company's and its Subsidiaries' logos for syndication of financing.

           (b) Prior to the Closing, each of the Company and the Principal Sellers shall, and shall cause the Company's Subsidiaries and Related Persons and their respective Representatives to, reasonably cooperate with Buyer and its Representatives in connection with the anticipated repayment of any Indebtedness of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby. Without limiting the generality of the foregoing, the Principal Sellers shall, and shall cause the Company and its Subsidiaries and their respective Representatives to, procure reasonably in advance of the Closing Date (and in no event later than the third business day prior to the Closing Date) appropriate payoff letters, together with evidence of arrangements to deliver UCC-3 termination statements or similar documents evidencing the termination of Liens held by the lenders securing the Indebtedness of the Company or any of its Subsidiaries outstanding immediately prior to the Closing Date.

           6.14. Interim Options. Prior to the Closing Date, the Company shall issue to those employees of the Company and its Subsidiaries as determined by Buyer in its discretion, stock options to purchase shares of Common Stock under the Stock Option Plan upon terms (including vesting terms) as determined by Buyer (each, an "Interim Option"). Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby will cause the vesting of any Interim Option to accelerate, and none of the Company or Sellers shall take any action to cause the vesting of any Interim Option to accelerate. In the event of a termination of this Agreement pursuant to Article VIII or in the event the Toronto Stock Exchange fails to provide the approval described below, each Interim Option shall be cancelled immediately for no consideration. Provided the issuance of the Parent Common Stock subject to the Interim Options has been approved by the Toronto Stock Exchange prior to the Closing Date, as of the Closing Date, each then outstanding Interim Option shall be converted into an option to acquire a number of shares of common stock ("Parent Common Stock") of


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Parent equal to the product (rounded down to the nearest whole number) of (x)
the number of shares of Common Stock subject to such Interim Option immediately prior to the Closing and (y) the Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Interim Option immediately prior to the Closing divided by (B) the Conversion Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such Interim Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. Except as specifically provided above, following the Closing, each Interim Option shall continue to be governed by the same terms and conditions as were applicable under such option immediately prior to the Closing. "Conversion Ratio" means the Per Share Purchase Price divided by the average closing price of Parent Common Stock for the ten trading days immediately prior to the Closing Date.

           6.15. Disclosure Schedule. The annexed Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any disclosure made in one section of the Disclosure Schedule hereto shall be deemed to be made in each other section of the Disclosure Schedule to which such disclosure is reasonably apparent. At any time not less than 10 days prior to the Closing Date, or such shorter period agreed to by the parties, Sellers or the Company, as the case may be, may supplement the Disclosure Schedule or deliver a new Disclosure Schedule as necessary to make each of the representations and warranties of Sellers or the Company, as the case may be, contained in Articles III and IV, as applicable, true and correct in all material respects on and as of the Closing Date, but only to the extent any such supplemental or new disclosure is not material in itself (unless otherwise agreed to by Buyer). Buyer shall notify the Seller Representative in writing within 15 days after delivery of any such supplement to the Disclosure Schedule or new Disclosure Schedule if Buyer rejects acceptance of such supplement or new Disclosure Schedule based on its determination that the disclosure made therein either on its own or in combination with any other supplement or new Disclosure Schedule is material.

           6.16. Joinders. As promptly as practicable and in any event no later than 10 days after the date hereof, the Seller Representative shall cause each Additional Seller to execute and deliver a Joinder to Buyer. Upon execution and delivery of any such Joinder, the Additional Seller executing such Joinder shall become a "Seller" for all purposes of this Agreement as of the date of this Agreement. In the event any Additional Seller refuses to execute a Joinder within such 10-day period, the Company and Sellers agree to cooperate with Buyer and take all actions necessary to restructure the transactions contemplated hereby (including a merger) in order to provide Buyer with substantially the same benefits as would be provided by the transactions contemplated by this Agreement if all Sellers (including Additional Sellers) had executed and delivered this Agreement.


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                                   ARTICLE VII

                                   CONDITIONS

           7.1. Conditions to Obligations of Each Party. The respective obligation of each party to effect the transactions contemplated by this Agreement is subject to the satisfaction or written waiver at or prior to the Closing of each of the following conditions:

           (a) Antitrust Approval. The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated or any Governmental Consent required thereunder shall have been obtained.

           (b) No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement (collectively, an "Injunction").

           7.2. Conditions to Obligations of Buyer. The obligations of Buyer to effect the transactions contemplated by this Agreement are also subject to the satisfaction or written waiver by Buyer at or prior to the Closing of each of the following conditions:

           (a) Representations and Warranties. (i) The representations and warranties of the Company and Sellers that are qualified by materiality shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) the representations and warranties of the Company and Sellers that are not qualified by materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

           (b) Performance of Obligations. Each of the Company, Sellers and the Seller Representative shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

           (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect. As used herein, a "Material Adverse Effect" shall mean any change, event, circumstances or development that, individually or in the aggregate, has had, or is reasonably likely to have, a material


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adverse effect on the financial condition, properties, assets, liabilities, business, results of operations of the Company and its Subsidiaries taken as a whole, other than (i) any change in the economy or financial markets generally in the United States; (ii) any change generally affecting the industries in which the Company and its Subsidiaries operate, except to the extent the Company and its Subsidiaries are disproportionately affected as compared to other similar companies in such industries; or (iii) any change in Law or GAAP.

           (d) Governmental Consents. All authorizations, consents, orders or approvals of, or declarations, notices or filings with, or expirations of waiting periods imposed by, any Governmental Entity required in connection with the consummation of the transactions contemplated by this Agreement ("Governmental Consents") which are material, other than those referred to in
Section 7.1(a), shall have been made or obtained; provided, however, that all such Governmental Consents that have been obtained shall have been obtained without the imposition of any term, condition or consequence the acceptance of which (i) is reasonably likely to have a Material Adverse Effect on the Company (either before or after giving effect to the transactions contemplated hereby) or (ii) could reasonably be expected to substantially impair the benefits to Buyer expected, as of the date hereof, to be realized from the consummation of the transactions contemplated hereby.

           (e) Consents Under Agreements. All consents or approvals of each Person whose consent or approval shall be required under any of the Contracts listed in Section 7.2(e) of the Disclosure Schedule shall have been obtained.

           (f) Termination of Agreements. All of the Contracts listed in Section 7.2(f) of the Disclosure Schedule shall have been terminated.

           (g) No Threatened Litigation. There shall not be threatened, instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking to (A) prohibit, limit, restrain or impair Buyer's ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or its Subsidiaries from and after the Closing or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Buyer or its Subsidiaries (including, without limitation, by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (B) prohibit or limit in any material respect Buyer's ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the Shares.

           (h) Financing. The financing contemplated by the Financing Commitment shall have been obtained.


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           (i) Supplemental Disclosure Schedule. Buyer shall not have rejected any supplement or new Disclosure Schedule pursuant to the terms of Section 6.15.

           (j) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the Seller Representative and the Escrow Agent.

           (k) Joinders. Each Additional Seller shall have executed and delivered a Joinder.

           (l) Optionholder Consents. Each Optionholder shall have executed and delivered an Optionholder Consent.

           (m) Warrantholder Consents. Each Warrantholder shall have executed and delivered a Warrantholder Consent.

           (n) Resignations. Each director of the Company shall have delivered a resignation letter to the Company effective as of the Closing.

           (o) Officer's Certificate. The Seller Representative shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a senior executive officer of the Seller Representative, certifying on behalf of Sellers that the conditions referred to paragraphs (a) through (c) in this
Section 7.2 have been satisfied.

           (p) Environmental Reports. Any environmental assessments commissioned by Buyer on properties currently owned or leased by the Company or any of its Subsidiaries shall not have disclosed any Liabilities (other than any Liability specifically disclosed on Section 3.14 of the Disclosure Schedule) of the Company or any of its Subsidiaries under any applicable Environmental Law that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

           7.3. Conditions to Obligation of Sellers. The obligations of Sellers to effect the transactions contemplated by this Agreement are also subject to the satisfaction or written waiver by the Seller Representative at or prior to the Closing of each of the following conditions:

           (a) Representations and Warranties. The representations and warranties of Buyer in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

           (b) Performance of Obligations. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.


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           (c) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by Buyer and the Escrow Agent.

           (d) Officer's Certificate. Buyer shall have delivered to the Seller Representative a certificate, dated as of the Closing Date, signed by a senior executive officer of Buyer, certifying that the conditions referred to paragraphs (a) through (b) in this Section 7.3 have been satisfied.


                                  ARTICLE VIII

                                   TERMINATION

           8.1. Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by mutual written consent of Buyer and the Seller Representative.

           8.2. Termination by Either Buyer or the Seller Representative. This Agreement may be terminated at any time prior to the Closing by either Buyer or the Seller Representative if:

           (a) the Closing shall not have occurred by April 15, 2006 (the "Termination Date"); or

           (b) any Injunction permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable;

provided, however, that the right to terminate this Agreement pursuant to this
Section 8.2 shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the transactions contemplated by this Agreement; provided, further, that Buyer shall not have the right to terminate this Agreement pursuant to Section 8.2(a) if Buyer has failed to timely satisfy the condition in Section 7.2(h) and the Seller Representative shall not have the right to terminate this Agreement pursuant to Section 8.2(a) if Buyer has satisfied the condition in Section 7.2(h).

           8.3. Termination by the Seller Representative. This Agreement may be terminated by the Seller Representative on behalf of Sellers and the Company at any time prior to the Closing if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or condition is not curable or, if


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curable, is not cured within 30 days after written notice thereof is given by the Seller Representative to Buyer.

           8.4. Termination by Buyer. This Agreement may be terminated by Buyer at any time prior to the Closing (a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company, the Principal Sellers or Sellers in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that
Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Buyer to the Seller Representative or (b) if the condition set forth in Section 7.2(i) shall have become unable to be satisfied.

           8.5. Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement, (ii) Section 6.10 (Expenses), Section 11.5 (Governing Law) and Section 11.6 (Consent to Jurisdiction; Waiver of Jury Trial) and the confidentiality agreement dated November 11, 2005 (the "Confidentiality Agreement") between Parent and RoundTable Healthcare Management, LLC shall survive the termination of this Agreement and (iii) in the event the Seller Representative terminates this Agreement pursuant to Section 8.2(a) and provided that all conditions set forth in Article VII other than the condition in Section 7.2(h) shall have been satisfied or waived by the Termination Date, Buyer shall pay the Company, by wire transfer of immediately available funds, $15,000,000 in cash within two business days after such termination.


                                   ARTICLE IX

                                    INDEMNITY

           9.1. Survival.

           (a) Notwithstanding (x) any investigation or examination conducted with respect to, or any knowledge acquired (or capable of being acquired) about the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant, agreement, undertaking or obligation made by or on behalf of the parties hereto, (y) the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement, undertaking or obligation, and (z) the Closing hereunder, other than in each case as to matters set forth in any supplement to the Disclosure Schedule or any new Disclosure Scheduled delivered by Sellers or the Company, as the case may be, and not rejected by Buyer pursuant to


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Section 6.15 or with respect to which Buyer waives the condition set forth in
Section 7.2(i):

           (i) All of the representations and warranties of the parties contained in this Agreement shall survive the Closing until the earlier of 15 months after the Closing Date and 45 days after completion of the audit of Parent's consolidated financial statements for the year ended December 31, 2006, except for the representations and warranties contained in
     Section 3.2 (Capitalization) and Section 4.4 (Ownership of Shares), both of which shall survive the execution and delivery of this Agreement and the Closing indefinitely.

           (ii) All of the covenants, agreements, undertakings and obligations of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless waived in writing.

           (b) No claim for indemnification, reimbursement or any other remedy pursuant to Section 9.2 or Section 9.3 may be brought with respect to breaches of representations or warranties contained herein after the applicable expiration date set forth in Section 9.1(a)(i); provided, however, that if, prior to such applicable date, Buyer shall have notified the Seller Representative or the Seller Representative shall have notified Buyer in writing of a claim for indemnification under this Article IX (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article IX notwithstanding such expiration date.

           9.2. Indemnification and Reimbursement by Sellers and Optionholders. Each Seller and Optionholder, severally in proportion to its Adjusted Proportionate Share of the Escrow Amount, and not jointly and severally, shall indemnify and hold harmless Buyer, the Company and its Subsidiaries, and their respective successors, assigns, stockholders, controlling persons, Related Persons and Representatives (other than the stockholders of Parent in their capacity as such) (collectively, the "Buyer Indemnified Persons") from and against, and shall reimburse the Buyer Indemnified Persons for, any and all losses, liabilities, Actions, assessments, costs, penalties, fines, judgments, deficiencies, diminution of value, expenses (including costs of investigation, defense and settlement and reasonable attorneys' and accountants' fees), or damages of any kind or nature whatsoever, including lost profits, lost revenues and loss of business, whether or not involving a Third-Party Claim, but excluding punitive, speculative or consequential damages unless such damages are incurred or paid by an Indemnified Party pursuant to a Third-Party Claim (collectively, "Damages") (provided that the amount of any Damages shall be reduced by the amount of any liabilities relating to such Damages that resulted in a corresponding reduction of the Purchase Price pursuant to Section 2.8(e)), incurred thereby or caused thereto, directly or indirectly, based on, arising out of, resulting from, relating to, or in connection with:


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           (a) any breach of or inaccuracy in (i) any representation or warranty made by the Company or (ii) any representation or warranty made by such Seller regarding such Seller;

           (b) any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation of the Company, the Principal Sellers, the Seller Representative or such Seller set forth in this Agreement;

           (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with such Seller or, in the case of a Principal Seller, the Company or any of its Subsidiaries (or any Person acting on their behalf) in connection with any of the transactions contemplated by this Agreement; or

           (d) any claim by any Additional Seller who has not executed and delivered a Joinder as of the Closing relating to any transaction contemplated by this Agreement.

           9.3. Indemnification and Reimbursement by Buyer. Buyer shall indemnify and hold harmless Sellers, Optionholders, Warrantholders and their respective successors, assigns, stockholders, controlling persons, Related Persons and Representatives (collectively, the "Seller Indemnified Persons") from and against, and shall reimburse the Seller Indemnified Persons for, any and all Damages incurred thereby or caused thereto, directly or indirectly, based on, arising out of, resulting from, relating to, or in connection with:

           (a) any breach of or inaccuracy in any representation or warranty made by Buyer in this Agreement;

           (b) any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation of Buyer set forth in this Agreement; or

           (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Buyer (or any Person acting on its behalf) in connection with any of the transactions contemplated by this Agreement.


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           9.4. Limitation on Amount.

           (a) Other than with respect to any claim for a breach of the representation in Section 3.2 (Capitalization) or Section 4.4 (Ownership of Shares) which shall not be subject to the limitation set forth in this Section 9.4(a), the Buyer Indemnified Persons shall not be entitled to recover any amount pursuant to Section 9.2(a) until and unless the aggregate amount of all Damages claimed by the Buyer Indemnified Persons exceeds [**] in which event the Buyer Indemnified Persons shall be entitled to recover amounts for all Damages in excess of $2,000,000.

           (b) Other than with respect to any claim for a breach of the representation in Section 3.2 (Capitalization) or Section 4.4 (Ownership of Shares) which shall not be subject to the limitation set forth in this Section 9.4(b), the Buyer Indemnified Persons shall not be entitled to recover any amount pursuant to Section 9.2(a) in excess of, and such amounts shall be satisfied solely from, the Escrow Amount and no recourse may otherwise be had against Sellers.

           (c) The limitations set forth in this Section 9.4 will not apply to any intentional or willful breach by the Company or Sellers of any of representations, warranties, covenants, agreements or undertakings of the Company or Sellers, respectively, required to be performed by or on behalf of them under this Agreement.

           9.5. Notice and Payment of Claims.

           (a) The party entitled to indemnification pursuant to this Article IX (the "Indemnified Party") shall notify Buyer or the Seller Representative, as the case may be (the "Representative Indemnifying Party") within ten days after becoming aware of, and shall provide to the Representative Indemnifying Party as soon as practicable thereafter all information and documentation necessary to support and verify, any Damages that the Indemnified Party shall have determined to have given or is reasonably likely to give rise to a claim for indemnification hereunder, and the Representative Indemnifying Party shall be given access to all books and records in the possession or under the control of the Indemnified Party which the Representative Indemnifying Party reasonably determines to be related to such claim. Notwithstanding the foregoing, the failure to so notify the Representative Indemnifying Party shall not relieve any Seller or Buyer, as the case may be, of any liability that it may have to any Indemnified Party, except to the extent that such Person demonstrates that it is materially prejudiced by the Indemnified Party's failure to give such notice.

           (b) In the event that an action for indemnification under this
Article IX shall have been finally determined, the amount of Damages claimed in such action shall be paid to the Indemnified Party on demand in immediately available funds in U.S. dollars from the Escrow Amount. An action, and the liability for and amount of Damages therefor, shall be deemed to be "finally determined" for purposes of this Article IX when the parties to such action have so determined by mutual agreement or, if disputed, when a final non-appealable Order of a Governmental Entity of competent jurisdiction shall have been entered.


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           9.6. Procedure for Indemnification for Third Party Claims.

           (a) Upon receipt by an Indemnified Party of notice of the commencement of any Action by a third party (a "Third Party Claim") against it, such Indemnified Party shall, if a claim is to be made against any Seller or Buyer, as the case may be, under this Article IX, give notice to the Representative Indemnifying Party of the commencement of such Third Party Claim as soon as practicable, but in no event later than ten days after the Indemnified Party shall have been served, but the failure to so notify the Representative Indemnifying Party shall not relieve any Seller or Buyer, as the case may be, of any liability that it may have to any Indemnified Party, except to the extent that such Person demonstrates that the defense of such Third Party Claim is materially prejudiced by the Indemnified Party's failure to give such notice.

           (b) If a Third Party Claim is brought against an Indemnified Party and it gives proper notice to the Representative Indemnifying Party of the commencement of such Third Party Claim, the Representative Indemnifying Party will, unless the claim involves Taxes, be entitled to participate in such Third Party Claim and, to the extent that it wishes (unless (i) any Seller (if the Seller Representative is the Representative Indemnifying Party) or Buyer (if Buyer is the Representative Indemnifying Party) is also a party to such Third Party Claim and the Indemnified Party determines in good faith that joint representation would be inappropriate or (ii) the Representative Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third Party Claim and provide indemnification with respect to such Third Party Claim) to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party and, after notice from the Representative Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Representative Indemnifying Party shall not, as long as it actively and diligently conducts such defense, be liable to the Indemnified Party under this
Article IX for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third Party Claim, other than reasonable costs of investigation. If proper notice is given to a Representative Indemnifying Party of the commencement of any Third Party Claim and the Representative Indemnifying Party does not, within 20 days after the Indemnified Party's notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third Party Claim, any Seller (if the Seller Representative is the Representative Indemnifying Party) or Buyer (if Buyer is the Representative Indemnifying Party) shall be bound by any determination made in such Third Party Claim or any compromise or settlement effected by the Indemnified Party so long as the Representative Indemnifying Party receives three business days prior written notice of any such proposed compromise or settlement and, unless any Indemnified Party determines in good faith that joint representation would be inappropriate, all Indemnified Parties shall be jointly represented by common counsel.

           (c) If the Representative Indemnifying Party assumes the defense of a Third Party Claim, (i) it shall be conclusively established for purposes of this Agreement


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that the claims made in such Third Party Claim are within the scope of and subject to indemnification; (ii) no compromise, discharge or settlement of, or admission of liability in connection with, such claims may be effected by the Representative Indemnifying Party without the Indemnified Party's written consent unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the Sellers (if Buyer is the Representative Indemnifying Party) or Buyer (if the Seller Representative is the Representative Indemnifying Party); (iii) Sellers (if Buyer is the Representative Indemnifying Party) or Buyer (if the Seller Representative is the Representative Indemnifying Party) shall have no liability with respect to any compromise or settlement of such claims effected without the written consent of the applicable Representative Indemnifying Party; and (iv) the Indemnified Party shall cooperate in all reasonable respects with the Representative Indemnifying Party in connection with such defense, and shall have the right to participate, at the Indemnified Party's sole expense, in such defense, with counsel selected by it.

           (d) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Third Party Claim may adversely affect it or its Related Persons other than as a result of monetary damages for which it could be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Representative Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Third Party Claim, but the Sellers (if Buyer is the Representative Indemnifying Party) or Buyer (if the Seller Representative is the Representative Indemnifying Party) shall not be bound by any determination of a Third Party Claim so defended or any compromise or settlement effected without the written consent (which may not be unreasonably withheld or delayed) of the applicable Representative Indemnifying Party.

           9.7. Insurance. If any event shall occur which would otherwise entitle an Indemnified Party to assert a claim for indemnification under this
Article IX, no Damages shall be deemed to have been sustained by such Indemnified Party to the extent of any net proceeds received by such Indemnified Party from any insurance policy (less the costs of recovering such proceeds, retrospective premium adjustments, experience-based premium adjustments or other forms of self-insurance) with respect thereto.

           9.8. Remedies. Following the Closing, the rights and remedies of the parties under this Article IX and Article X are exclusive and in lieu of any and all other rights and remedies which the parties may have under this Agreement or otherwise against each other with respect to the transactions contemplated by this Agreement for monetary relief with respect to any breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement, other than those which are intentional or willful or as a result of fraud, and each party expressly waives any and all other rights or causes of action it or its Related Persons may have


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against the other party or its Related Persons now or in the future under any
Law with respect to the subject matter hereof.


                                    ARTICLE X

                                   TAX MATTERS

           10.1. Section 280G Payments. The Company shall submit for a vote by its stockholders in accordance with and to the extent permitted by Section 280G(b)(5)(B) of the Code any "parachute payments" that are to be made by the Company on or before the Closing Date.

           10.2. Liability for Taxes and Related Matters.

           (a) Liability for Taxes. Each Seller and Optionholder, severally in proportion to their Adjusted Proportionate Share, and not jointly and severally, and in all cases subject to the limitations contained in Section 9.4, shall indemnify Buyer for all Taxes imposed on the Company or any of its Subsidiaries which relate to any Tax Return for any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year ending on and including the Closing Date; provided, however, that Sellers and Optionholders shall only be liable under this Section 10.2(a) to the extent that the Taxes imposed with respect to such periods exceed the sum of (i) all Tax deposits and estimated Tax payments relating to such Tax Returns which deposits or payments were made on or before the Closing Date, plus (ii) any amounts accrued on the balance sheet of the Company for Taxes on March 31, 2006, plus (iii) to the extent not included in the preceding clauses, any Taxes withheld or collected by or on behalf of the Company or any of its Subsidiaries from any other Person which, as of the Closing Date, have not been deposited with or paid to the appropriate Governmental Entity. Except as set forth in paragraph (e) of this Section 10.2, Sellers and the Optionholders shall be entitled to any and all refunds or overpayment credits of Taxes (together with all interest relating thereto) relating to the Company or any of its Subsidiaries for all periods ending on or prior to the Closing Date. All such Tax refunds and overpayment credits shall be paid by Buyer to the Seller Representative, and shall be distributed by the Seller Representative to Sellers, the Optionholders and the Warrantholders in proportion to their respective Proportionate Shares as soon as practicable upon receipt of such amounts. If, as a result of any receipt of such Tax refund or overpayment credit, the Company is liable for Tax, Buyer shall reduce its payment to the Seller Representative accordingly. For purposes of this Agreement, "Proportionate Share" means the applicable percentages set forth in Annex A, as shall be updated pursuant to Section 2.2.

           (b) Buyer's Liability for Taxes. Buyer shall be liable for and shall indemnify and hold harmless each of Sellers, the Optionholders and the Warrantholders


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for the Taxes of the Company or any of its Subsidiaries or for any Taxes
relating to the Company or any of its Subsidiaries that relates to any taxable year or period that begins after the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year beginning after the Closing Date. Buyer shall be entitled to any refund of Taxes of the Company or any of its Subsidiaries received for such periods.

           (c) Taxes for Short Taxable Year. For purposes of paragraphs (a) and
(b) of this Section 10.2, whenever it is necessary to determine the liability for Taxes of the Company or any of its Subsidiaries for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes of the Company or any of its Subsidiaries for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the Company or any of its Subsidiaries had a taxable year or period which ended at the close of the Closing Date, except that items such as exemptions, allowances or deductions that are calculated on an annual basis or some other periodic basis (such as the deduction for depreciation) shall be apportioned on a time basis.

           (d) Adjustment to Purchase Price. Any payment required under this
Article X will be treated for federal income tax purposes as an adjustment to the Purchase Price.

           (e) Refunds from Carrybacks. If Sellers, the Optionholders and the Warrantholders receive a refund or credit of Taxes relating to the Company or any of its Subsidiaries for any period for which they are liable under Section 10.2(a) to indemnify Buyer and such Taxes are attributable solely to the carryback of losses, credits or similar items attributable to the Company or any of its Subsidiaries and from a taxable year or period that begins after the Closing Date, Sellers, the Optionholders and the Warrantholders shall promptly pay to Buyer the amount of such refund or credit each received (including any interest thereon). Notwithstanding anything contained in Section 10.2(a), in the event that any refund or credit of Taxes for which a payment has been made is subsequently reduced or disallowed, Buyer shall indemnify and hold harmless each Seller, Optionholder and Warrantholder for any tax liability, including interest and penalties, assessed against them by reason of the reduction or disallowance.

           (f) Tax Returns. Sellers shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries on or before the Closing Date. Sellers shall prepare or cause to be prepared all U.S. federal, state, local and foreign income Tax Returns for the Company or any of its Subsidiaries for any taxable year or period ending on or before the Closing Date that are required to be filed after the Closing Date (collectively, "Seller Prepared Returns"). All Seller Prepared Returns shall be prepared on a basis consistent with corresponding Tax Returns previously prepared and filed by the Company and its Subsidiaries. Buyer shall file or cause to be filed when due all Seller Prepared Returns that are required to be filed after the Closing Date, together with all other Tax Returns ("Buyer Prepared


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Returns") that are required to be filed by or with respect to the Company or any of its Subsidiaries after the Closing Date. Buyer shall pay when due any Taxes due with respect to any Buyer Prepared Returns for which Buyer is liable pursuant to Section 10.2(b). Sellers shall, subject to the provisions of Section 9.4, cause the Escrow Agent to pay Buyer the Taxes for which Sellers are liable pursuant to Section 10.2(a) concurrently with the submission of any Seller Prepared Returns and, with respect to Buyer Prepared Returns, within 10 business days after the Seller Representative has been provided a copy of the Buyer Prepared Return for which such payment is requested.

           (g) Contest Provisions. Buyer shall promptly notify the Seller Representative in writing upon receipt by Buyer or the Company or any of its Subsidiaries of notice of any pending or threatened federal, state, local or foreign income or franchise tax audits or assessments which may affect the tax liabilities of the Company or any of its Subsidiaries for which any of Sellers or the Optionholders would be required to indemnify Buyer pursuant to Section 10.2(a), provided that failure to comply with this provision shall not affect Buyer's right to indemnification hereunder unless Sellers and the Optionholders can demonstrate that they were materially prejudiced by such failure or delay. The Seller Representative shall have the sole right to represent the Company's or any of its Subsidiaries' interests in any tax audit or administrative or court proceeding relating to taxable periods ending on or before the Closing Date, and to employ counsel of its choice at its expense. Buyer shall have no responsibility for any expenses for such proceedings, inclusive of any related professional fees. Notwithstanding the foregoing, the Seller Representative shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect the liability for Taxes of Buyer or the Company or any of its Subsidiaries for any period after the Closing Date to any extent (including, but not limited to, the imposition of income tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of Buyer. Such consent shall not be unreasonably withheld, conditioned or delayed, and shall not be necessary to the extent that Sellers and the Optionholders have indemnified Buyer against the effects of any such settlement.

The Seller Representative shall be entitled to participate, at the Sellers' and the Optionholders' expense, in the defense of any claim for Taxes for a year or period ending after the Closing Date which may be the subject of indemnification by or give rise to a claim for indemnification against Sellers or the Optionholders pursuant to Section 10.2(a) and, with the written consent of Buyer, and at Sellers' and the Optionholders' expense, may assume the entire defense of such tax claim. Neither Buyer nor the Company or any of its Subsidiaries may agree to settle any tax claim for the portion of the year or period ending on the Closing Date which may be the subject of indemnification by or give rise to a claim for indemnification against Sellers or the Optionholders under Section 10.2(a) without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned or delayed.


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           10.3. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the sale of the Shares (collectively, "Transfer Taxes") shall be paid by Sellers when due, and Sellers shall, at their own expense, file all necessary Tax Returns and other documentation with respect to such Taxes and fees. Buyer will, and will cause the Company, its Subsidiaries, and any of its remaining Related Persons to execute or join in the execution of any Tax Returns or other documentation required in connection with such Transfer Taxes.

           10.4. Assistance and Cooperation. After the Closing Date, Sellers, on the one hand, and Buyer, on the other hand, shall and shall cause their respective Related Persons and Representatives to use commercially reasonable efforts to:

           (a) assist the other party in preparing any Tax Returns or reports which such other party is responsible for preparing and filing in accordance with this Article X;

           (b) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Company or any of its Subsidiaries;

           (c) retain, to the extent necessary to determine any liability for Tax subject to indemnification under this Article X, and make available to the other and to any Taxing authority as reasonably requested, all information, records and documents relating to Taxes of the Company or any of its Subsidiaries;

           (d) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of the Company or any of its Subsidiaries for taxable periods for which the other may have a liability under this Article X;

           (e) either provide any certificate or other document to any Governmental Entity or any other Person, or to obtain any such certificate or other document from any Governmental Entity or any other Person, as may be necessary to mitigate, reduce or eliminate any Tax that has been or could be imposed against the Company or any of its Subsidiaries (including but not limited to with respect to the transactions contemplated hereby); and

           (f) timely furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

           10.5. Miscellaneous Transitional Issues. Buyer and Sellers acknowledge and agree that each will prepare or cause all income Tax Returns that are prepared and relate to the Company or any of its Subsidiaries as follows, and that neither will take a position that is inconsistent with any of the following:


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           (a) for federal income Tax purposes and, to the extent permitted by applicable law, for state, local and foreign income tax purposes, the current Tax year of the Company and its Subsidiaries will terminate as of the close of business on the Closing Date;

           (b) the Company and its eligible Subsidiaries will file their federal income Tax Return for the period ending on the Closing Date on a consolidated basis and, to the extent permitted by applicable Law, on a basis consistent with the manner in which the Company's and its Subsidiaries' state, local and foreign income Tax Returns were filed for previous years;

           (c) Buyer, the Company and its eligible Subsidiaries will file their federal income Tax Return for the period beginning on the day after the Closing Date on a consolidated basis and, to the extent permitted by applicable Law, on a consolidated or combined basis for state, local and foreign income Tax purposes;

           (d) neither Buyer, the Company, nor any of their respective Subsidiaries or Related Persons will make an election under Section 338 of the Code, or any comparable provision of state, local, or foreign Law, relating to the acquisition of the stock of the Company or any of the transactions contemplated by this Agreement;

           (e) all allowable deductions, for income Tax purposes, relating to any payments made pursuant to the terms of this Agreement to Persons who hold options or any similar rights to purchase an interest in the Company or any of its Subsidiaries shall be allocated to a Tax period ending on or before the Closing Date and shall be claimed by the Company and its Subsidiaries.

           10.6. Section 1445. At the Closing, the Seller Representative shall deliver to Buyer on behalf of the Company and properly file with the IRS a duly executed certification (dated not more than 30 days prior to the Closing Date) with respect to the Company, substantially in the form of Exhibit B, that the Company is not a U.S. Real Property Holding Corporation within the meaning of Treasury Regulations Section 1.897-2 ("FIRPTA Certificate").

           10.7. Survival of Obligations. Subject to the limitations contained in Section 9.4, the obligations of the parties set forth in this Article X shall remain in effect until ninety (90) days after expiration of the statute of limitations for the collection of the Tax underlying the claim which is based upon this Article X.



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                                   ARTICLE XI

                                  MISCELLANEOUS

           11.1. Assignments; Successors; No Third Party Rights. No party may assign any of its rights under this Agreement (including by merger or other operation of law) without the prior written consent of Buyer, in the case of any proposed assignment by any Seller or the Company, or the Seller Representative, in the case of any proposed assignment by Buyer (which may not be unreasonably withheld or delayed), and any purported such assignment without such consent shall be void, except that Sellers hereby agree that Buyer may assign all of its rights and obligations under this Agreement to a wholly-owned Subsidiary of Buyer. Upon Buyer's sale, disposition or other transfer, in whole or in part, of the business or assets or properties of the Company or any of its Subsidiaries, Sellers hereby agree that Buyer may assign, in whole or in part, any of Buyer's indemnification rights related thereto set forth in Article IX hereof, without the consent of the Seller Representative. Subject to the foregoing, this Agreement and all of the provisions hereof shall apply to, be binding upon, and inure to the benefit of the parties hereto and their successors and permitted assigns and the parties indemnified pursuant to Article IX. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and permitted assigns.

           11.2. Entire Agreement. This Agreement, including the Disclosure Schedule and Exhibits hereto and the other agreements and written understandings referred to herein or otherwise entered into by the parties hereto on the date hereof, and the Confidentiality Agreement constitute the entire agreement and understanding and supersede all other prior covenants, agreements, undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any party hereto or by Related Person or Representative of any party hereto. As between or among the parties, any oral or written representation, warranty, agreement or statement not expressly incorporated herein, whether given prior to or on the date hereof, shall be of no force and effect, unless and until made in writing and signed by the parties on or after the date hereof.

           11.3. Amendment or Modification. This Agreement may be amended or modified only by written instrument signed by Buyer and the Seller Representative on behalf of Sellers (and, prior to the Closing, the Company).

           11.4. Notices. All notices, requests, instructions, claims, demands, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) or upon receipt by facsimile transmission, or upon delivery


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by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses:

           (a) If to Buyer or Parent:

                  Angiotech Pharmaceuticals (US), Inc.
                  P.O. Box 2840
                  101 West North Bend Way, Suite 201
                  North Bend, WA 98045
                  Telephone: (425) 831-3090
                  Facsimile: (425) 831-3091
                  Attention: General Counsel

               With copies to:

                  Angiotech Pharmaceuticals, Inc.
                  1618 Station Street
                  Vancouver, British Columbia V6A 1B6
                  Canada
                  Telephone: (604) 221-7676
                  Facsimile: (604) 221-2330
                  Attention: General Counsel and
                             Vice President of Business Development

               and

                  Sullivan & Cromwell LLP
                  1888 Century Park East
                  Los Angeles, CA  90067
                  Telephone: (310) 712-6600
                  Facsimile: (310) 712-8800
                  Attention: Alison S. Ressler, Esq.

           (b) If to the Company, any Seller or the Seller Representative:

                  American Medical Instruments Holdings, Inc.
                  272 East Deerpath Road, Suite 208
                  Lake Forest, IL  60045
                  Telephone: (847) 739-3200
                  Facsimile: (847) 482-9215
                  Attention: Michael Hudson, Chief Executive Officer


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           With copies to:

                  RoundTable Healthcare Partners
                  272 East Deerpath Road, Suite 350
                  Lake Forest, IL 60045
                  Telephone: (847) 739-3200
                  Facsimile: (847) 482-9215
                  Attention: Joseph F. Damico and Todd E. Warnock

           and

                  Ungaretti & Harris LLP
                  3500 Three First National Plaza
                  Chicago, Illinois  60602
                  Telephone: (312) 977-4108
                  Facsimile: (312) 977-4405
                  Attention:  Gary I. Levenstein, Esq.

or to such other Persons or addresses as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

           11.5. GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

           11.6. CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.

           (a) THE PARTIES HERETO HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES SITTING IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREIN, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH


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COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO
SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A NEW YORK OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.4 HEREOF OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

           (b) EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

           11.7. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without invalidating the remainder of such provision or provisions or the remaining provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein, unless such a construction would be unreasonable.

           11.8. Waiver of Conditions. (a) To the extent permitted by applicable law: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by Buyer (in the event of a waiver or denunciation by Buyer) or the Seller Representative (in the event of a denunciation or waiver by the Company, any Seller or the Seller Representative); (ii) no


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waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

           (b) The rights and remedies of the parties hereto are cumulative and not alternative. Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

           11.9. Actions of the Company and the Subsidiaries. Whenever this Agreement requires the Company or any of its Subsidiaries to take any action, such requirement shall be deemed to involve, with respect to actions to be taken at or prior to the Closing, an undertaking on the part of the Principal Sellers to cause the Company or any of its Subsidiaries to take such action and, with respect to actions to be taken after the Closing, an undertaking on the part of Buyer to cause the Company or any of its Subsidiaries to take such action.

           11.10. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning, construction or interpretation of, this Agreement.

           11.11. Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

           11.12. Time of Essence. Time is of the essence for the performance of all obligations in this Agreement.

           11.13. Guarantees. RoundTable, in its capacity as a Principal Seller, shall guarantee the obligations of Sellers, the Optionholders, the Warrantholders and the Seller Representative under Section 2.8(e) on the terms and subject to the conditions set forth in this Agreement. Parent shall guarantee the obligations of Buyer under Section 2.8(e) and clause (iii) of the proviso in Section 8.5, each on the terms and subject to the conditions set forth in this Agreement.


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                                   ARTICLE XII

                              SELLER REPRESENTATIVE

           12.1. Appointment; Powers.

           (a) Each of the Sellers, Optionholders and Warrantholders (each, a "Selling Party", and collectively, the "Selling Parties") hereby appoints and elects RoundTable Healthcare Partners, L.P., a Delaware limited partnership, as the Seller Representative to act without compensation as the attorney-in-fact, agent, proxy and representative of such Selling Party, subject to the limitations set forth in this Section 12.1, for purposes of making any election, giving any consent or taking any action whatsoever on its behalf or in its name with respect to this Agreement, the Escrow Agreement, or any escrow agreement by and among Sellers, the Optionholders and the Warrantholders (the "Selling Party Escrow Agreement"), including to (i) incur reasonable expenses on behalf of the Selling Party in connection with this Agreement, the Escrow Agreement, the Selling Party Escrow Agreement (as applicable) and the transactions contemplated hereby and thereby as the Seller Representative may in good faith deem appropriate; and (ii) take such action on behalf of the Selling Parties as the Seller Representative may in good faith deem appropriate in respect of:

           (i) waiving any inaccuracies in the representations or warranties of Buyer contained in this Agreement or the Escrow Agreement;

           (ii) amending or waiving any provision of this Agreement or the Escrow Agreement; provided, however, that no such amendment or waiver shall
     (A) modify this Section 12.1, or (B) change the Proportionate Share; and any such amendment or waiver referred to in clauses (A), or (B) shall be null and void unless it is in writing and signed by Buyer and Sellers;

           (iii) delivering the Disclosure Schedules to this Agreement;

           (iv) taking such other action as the Selling Parties are authorized to take under this Agreement or the Escrow Agreement;

           (v) receiving all documents or certificates and making all determinations, on behalf of the Selling Parties, required under this Agreement or the Escrow Agreement;

           (vi) resolving any dispute with Buyer over any aspect of this Agreement or the Escrow Agreement including any dispute regarding any indemnity claims by Buyer;

           (vii) taking all such actions with respect to all such other matters as the Seller Representative may deem necessary or appropriate to consummate the


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     transactions contemplated by this Agreement, the Escrow Agreement or the Selling Party Escrow Agreement;

           (viii) taking all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement, the Escrow Agreement and the Selling Party Escrow Agreement;

           (ix) entering into any agreement to effectuate any of the foregoing which shall have the effect of binding such Selling Party as if such Selling Party had entered into such agreement;

           (x) paying Selling Parties' expenses incurred in connection with the negotiation and performance of this Agreement (whether or not incurred on or after the date hereof);

           (xi) disbursing any funds received hereunder to such Selling Party and each other Selling Party;

           (xii) withholding funds to pay Selling Party-related expenses and obligations; and

           (xiii) withholding from the Escrow Amount otherwise payable to each Seller or Optionholder under the terms of the Escrow Agreement or from the funds otherwise payable to each Seller, Optionholder and Warrantholder, the reasonable costs and expenses (including reasonable professional fees) incurred by, or reasonably anticipated by the Seller Representative to be incurred by, the Seller Representative in connection with the representation of the Sellers, Optionholders or Warrantholders, as applicable, in any proceeding arising out of this Agreement (including, but not limited to, all matters concerning claims for indemnification under
     Section 9.2 of this Agreement), the Escrow Agreement, the Selling Party Escrow Agreement or the transactions or agreements related hereto (the "Seller Representative Fees") and paying the Seller Representative Fees to the Seller Representative.

           (b) Subject to the limitations set forth in this Section 12.1, a decision, act, consent, or instruction of the Seller Representative made in accordance with this Section 12.1 shall constitute a decision of all the Selling Parties and shall be final, binding, and conclusive upon each such Selling Party, and Buyer may rely upon any such decision, act, consent, or instruction of the Seller Representative as being the decision, act, consent, or instruction of each Selling Party without inquiry, investigation or other obligation of Buyer.

           (c) The Seller Representative shall not be liable to any Selling Party for the performance of any act or the failure to act under or in connection with this Agreement, the Escrow Agreement or the Selling Party Escrow Agreement, so long as it


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acted in good faith or failed to act in good faith in what it reasonably believed to be in the best interests of the Selling Parties and so long as the Seller Representative did not discriminate against a Selling Party.

           (d) Each Selling Party agrees, severally and not jointly, to indemnify the Seller Representative and hold it harmless against any Damages actually and reasonably incurred in good faith on the part of the Seller Representative and arising out of or in connection with the performance of the Seller Representative's duties hereunder or under the Escrow Agreement or the Selling Party Escrow Agreement, including the reasonable fees and expenses of any legal counsel, accountants, consultants, or other experts retained by the Seller Representative and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any of Buyer or a third party (including any Governmental Entity) relating thereto, except for fraud and willful misconduct.

           (e) The Seller Representative shall provide Sellers with notice of any material actions taken hereunder and, upon a Seller's request, copies of documents executed by the Seller Representative.

           (f) Each of the Selling Parties agrees that such agency and proxy granted hereunder are coupled with an interest, are therefore irrevocable without the consent of the Seller Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Selling Party. All decisions and actions by the Seller Representative (to the extent authorized by this Agreement) shall be binding upon all of the Selling Parties, and no Selling Party shall have the right to object, dissent, protest or otherwise contest the same.

           12.2. Share Certificates.

           (a) Each Seller hereby appoints the Seller Representative as custodian of the Shares held by such Seller.

           (b) Promptly after the date of this Agreement, each Seller shall deliver to the Seller Representative a stock certificate or stock certificates representing the Shares held by such Seller duly endorsed in blank or accompanied by duly executed stock powers. Such certificates are to be held by the Seller Representative for the account of each such Seller and are to be disposed of by the Seller Representative in accordance with this Agreement.

           (c) Each Seller hereby authorizes and directs the Seller Representative to:

           (i) hold the certificate(s) representing the Shares delivered by such Seller in its custody; and

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        THE SYMBOL '**' IS USED THROUGHOUT THIS EXHIBIT TO INDICATE THAT
           A PORTION OF THE EXHIBIT HAS BEEN OMITTED AS CONFIDENTIAL.


           (ii) at the Closing, deliver such certificate(s) to Buyer pursuant to
     Section 2.6.

           (d) If this Agreement is terminated, the Seller Representative shall promptly deliver to each such Seller certificate(s) representing the Shares held by such Seller. Certificates returned to each such Seller shall be returned with any related stock powers.

           (e) Until payment is made to each Seller with respect to the sale of the Shares held by such Seller, such Seller shall remain the owner of (and shall retain the right to receive dividends and distributions on, and to vote) such Shares. Until such payment in full has been made or until this Agreement has been terminated, each Seller agrees that it will not give, sell, pledge, hypothecate, grant any Lien on, transfer, deal with or contract with respect to the Shares or any interests therein.

           (f) The Seller Representative shall assume no responsibility to any Person under this Section 12.2 other than to hold the certificates in custody and at the Closing to deliver the certificates in accordance with the provisions hereof, and each Seller agrees, severally and not jointly, to indemnify the Seller Representative and hold it harmless against any Damages incurred in good faith on the part of the Seller Representative and arising out of or in connection with the performance of the Seller Representative's duties under this
Section 12.2, including the reasonable fees and expenses of any legal counsel, accountants, consultants or other experts retained by the Seller Representative and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by Buyer or a third party (including any Governmental Entity) relating thereto, except for fraud and willful misconduct.

           12.3. Representations and Warranties of the Seller Representative.

           The Seller Representative hereby represents and warrants to Buyer and the Sellers that:

           (a) Organization and Good Standing. The Seller Representative is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

           (b) Authority. The Seller Representative has the requisite legal right, power and authority and has taken all action necessary in order to execute, deliver and perform fully, its obligations under, this Agreement and the Escrow Agreement and to consummate the transactions contemplated herein and therein. This Agreement and the Escrow Agreement to which the Seller Representative is a party have been duly executed and delivered by the Seller Representative and constitute valid and binding agreements of the Seller Representative, enforceable against the Seller Representative in accordance with their terms, subject to the Bankruptcy Exception.


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

        THE SYMBOL '**' IS USED THROUGHOUT THIS EXHIBIT TO INDICATE THAT
           A PORTION OF THE EXHIBIT HAS BEEN OMITTED AS CONFIDENTIAL.


                  (c) Consents and Approvals; No Violations.

           (i) No notices, reports or other filings are required to be made by the Seller Representative with, nor are any consents, registrations, approvals, declarations, permits, expiration of any applicable waiting periods or authorizations required to be obtained by the Seller Representative from, any Governmental Entity, in connection with the execution or delivery of this Agreement and the Escrow Agreement by the Seller Representative, the performance by the Seller Representative of its obligations hereunder and thereunder or the consummation by the Seller Representative of the transactions contemplated herein and therein.

           (ii) The execution and delivery of this Agreement and the Escrow Agreement by the Seller Representative do not, and the performance and consummation by the Seller Representative of any of the transactions contemplated herein and therein will not directly or indirectly (with or without the giving of notice or the lapse of time or both):

                (A) contravene, conflict with, or constitute or result in a breach or violation of, or a default under any provision of the certificate of incorporation or by-laws (or equivalent documents);

                (B) contravene, conflict with, or constitute or result in a breach or violation of, or a default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien, on any properties or assets owned or used by the Seller Representative pursuant to, or require the Seller Representative to obtain the consent, waiver, authorization or approval of, or give notice to, any Person under, any provision of any Contract to which the Seller Representative is party or by which the Seller Representative or any of its assets are bound; or

                (C) contravene, conflict with, or constitute or result in a breach or violation of, or a default under any Law.

           12.4. Successor Seller Representative. If the Seller Representative voluntarily resigns, liquidates, dissolves, becomes bankrupt or illiquid or otherwise becomes unable to fulfill its responsibilities hereunder, the Selling Parties holding the right to receive at least two-thirds of the aggregate Purchase Price shall promptly appoint a successor to the Seller Representative and immediately thereafter notify Buyer in writing of the identity of the successor Seller Representative. Any such successor Seller Representative shall succeed to all of the rights and obligations of the Seller Representative hereunder.


                                      [**]


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